As filed with the Securities and Exchange Commission on August 17, 2015.

Registration Statement File No. [                    ]

Registration Statement File No. 811-08075

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

☒  UNDER THE SECURITIES ACT OF 1933

    ☐        Pre-Effective Amendment No.

    ☐        Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

☒  UNDER THE INVESTMENT COMPANY ACT OF 1940

☒  Amendment No. 144

(Check appropriate box or boxes.)

Massachusetts Mutual Variable Life Separate Account I

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

(Depositor’s Telephone Number)

John E. Deitelbaum

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

It is proposed that this filing will become effective on [                    ]

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The information in this prospectus is not complete and may be amended. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

Strategic Group Variable Universal Life® II

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes a group flexible premium variable adjustable life insurance certificate issued to individuals under a group life insurance policy offered by Massachusetts Mutual Life Insurance Company (MassMutual). The certificate provides lifetime insurance protection for as long as it remains in force.

The owner (you or your) has a number of investment choices in this certificate. They include a Guaranteed Principal Account (GPA) and more than forty (40) Separate Account divisions of a segment of Massachusetts Mutual Variable Life Separate Account I. Each of the Separate Account divisions invests in a corresponding fund. These funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment funds. The death benefit may vary and the surrender value will vary, depending on the investment performance of the funds you select.

The prospectus and Statement of Additional Information (SAI) describe all material terms and features of the certificate. Certain non-material provisions of your certificate may be different than the general description in the prospectus and the SAI, and certain riders may not be available because of legal requirements in your state. See your certificate for specific variations since any such state variation will be included in your certificate or in riders or endorsements attached to your certificate.

The certificate provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this certificate or financing the purchase of the certificate through a loan or through withdrawals from another policy may not be to your advantage. Before purchasing, you should consider the certificate in conjunction with other insurance you own.

The certificate:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.
•	provides guarantees that are subject to our financial strength and claims-paying ability.

This prospectus is not an offer to sell the certificate in any jurisdiction where it is illegal to offer the certificate or to anyone to whom it is illegal to offer the certificate.

To learn more about the certificate, you can obtain a copy of the Statement of Additional Information (SAI), dated             , 2015. The SAI is incorporated into this prospectus by reference and is legally a part of this prospectus. We filed the SAI with the Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

For a free copy of the SAI, other information about this certificate, or general inquiries, contact our “Administrative Office” at the address and phone number below:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

PO Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You may request a free personalized illustration of death benefits, surrender values, and cash values from your registered representative or by calling our Administrative Office.

The SEC has not approved or disapproved this certificate or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

Effective             , 2015

Massachusetts Mutual Variable Life Separate Account I

You may allocate premium to any of the divisions in the Separate Account, and the Separate Account will purchase equivalent shares in the corresponding funds listed below. You may also allocate premium to the GPA. You may maintain account value in a total of up to twenty-five (25) Separate Account divisions and the GPA at any one time.

We will deliver to you copies of the current fund prospectuses and/or summary prospectuses, which contain detailed information about the funds and their investment objectives, strategies, policies, risks and expenses. You may also visit our website (www.massmutual.com) to access this prospectus, as well as the current fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. The Separate Account invests in the following funds.

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Service Class)

Ivy Funds Variable Insurance Portfolios

Ivy Funds VIP Asset Strategy

MML Series Investment Fund

MML Aggressive Allocation Fund (Initial Class)

MML American Funds® Core Allocation Fund (Service Class I)

MML American Funds® Growth Fund (Service Class I)

MML American Funds® International Fund (Service Class I)

MML Balanced Allocation Fund (Initial Class)

MML Blue Chip Growth Fund (Initial Class)

MML Conservative Allocation Fund (Initial Class)

MML Equity Income Fund (Initial Class)

MML Focused Equity Fund (Class II)

MML Foreign Fund (Initial Class)

MML Fundamental Growth Fund (Class II)

MML Fundamental Value Fund (Class II)

MML Global Fund (Class II)

MML Growth Allocation Fund (Initial Class)

MML Growth & Income Fund (Initial Class)

MML Income & Growth Fund (Initial Class)

MML International Equity Fund (Class II)

MML Large Cap Growth Fund (Initial Class)

MML Managed Volatility Fund (Initial Class)

MML Mid Cap Growth Fund (Initial Class)

MML Mid Cap Value Fund (Initial Class)

MML Moderate Allocation Fund (Initial Class)

MML Small Cap Growth Equity Fund (Initial Class)

MML Small Company Value Fund (Class II)

MML Small/Mid Cap Value Fund (Initial Class)

MML Total Return Bond Fund (Class II)

MML Series Investment Fund II

MML Blend Fund (Initial Class)

MML Dynamic Bond Fund (Class II)

MML Equity Fund (Initial Class)

MML High Yield Fund (Class II)

MML Inflation-Protected and Income Fund (Initial Class)

MML Managed Bond Fund (Initial Class)

MML Money Market Fund (Initial Class)

MML Short-Duration Bond Fund (Class II)

MML Small Cap Equity Fund (Initial Class)

MML Strategic Emerging Markets Fund (Class II)

Oppenheimer Variable Account Funds

Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)

Oppenheimer Global Fund/VA (Non-Service)

Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)

Oppenheimer Global Strategic Income Fund/VA (Non-Service)

Oppenheimer International Growth Fund/VA (Non-Service)

Oppenheimer Main Street Fund®/VA (Non-Service)

Summary of Benefits and Risks

The following is a summary of the principal benefits and risks of the certificate. It is only a summary. Additional information on the certificate’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Certificate

Death Benefit	The primary benefit of your certificate is life insurance coverage. While the certificate is in force, which means the certificate has not terminated, a death benefit will be paid to the beneficiary when the insured dies.
Choice of Death Benefit Options

The certificate offers two death benefit options. Each is the greater of the minimum death benefit in effect on the date of death, or:

1. Death Benefit Option A (a level amount option): The base selected face amount plus any supplemental selected face amount (together the “total selected face amount”) in effect on the date of death.

2. Death Benefit Option B (a variable amount option): The total selected face amount plus the account value of the certificate on the date of death.

The death benefit we pay will be reduced by any outstanding certificate debt and any unpaid monthly charges.

Right to Return the Certificate	You have a limited period of time after the certificate is issued during which you can cancel the certificate and receive a refund (“free-look”). Please review your certificate carefully for details.
Variable Investment Choices	The certificate offers a choice of more than forty (40) Separate Account divisions within its Separate Account. Each division invests in shares of a designated investment fund. You may invest in a maximum of twenty-five (25) Separate Account divisions at a time.
Guaranteed Principal Account	In addition to the above mentioned variable investment choices, you may also allocate net premiums to the GPA. Amounts allocated to the GPA are guaranteed and earn interest daily. Certain restrictions apply to transfers to and from the GPA.
Flexibility

The certificate is designed to be flexible to meet your specific life insurance needs. Within limitations, you can:

•  choose the timing, amount and frequency of premium payments;

•  change the death benefit option;

•  increase or decrease the certificate’s face amount;

•  change the owner or beneficiary; and

•  change your investment selections.

Transfers	Within limitations, you may transfer funds among the Separate Account divisions and the GPA. Limitations on transfers are described in the “Risks of the Certificate” table and the “Certificate Transactions” section. We also offer two automated transfer programs: Automated Account Rebalancing and Automated Account Value Transfer.
Surrenders and Withdrawals	You may surrender your certificate, and we will pay you its surrender value and your certificate will terminate. You may also surrender a part of the surrender value (“withdrawal”). A withdrawal will reduce your account value, may increase the risk that the certificate will terminate, and may reduce the total selected face amount of your certificate. Surrenders and withdrawals may result in adverse tax consequences.
Loans	You may take a loan on the certificate. The certificate secures the loan. Taking a loan may have adverse tax consequences and will increase the risk that your certificate may terminate.
Assignability	You may assign the certificate as collateral for a loan or other obligation subject to our approval.
Tax Benefits	You are generally not taxed on the certificate’s earnings until you withdraw account value from your certificate. This is known as tax deferral. Your beneficiary may receive the Death Benefit free of income tax. The certificate is intended to qualify under Internal Revenue Code (IRC) 7702 under either the Cash Value Accumulation Test or Guideline Premium Test.
Additional Benefits	There are a number of additional benefits you may add to your certificate by way of riders. The riders available with this certificate are listed in the “Other Benefits Available Under the Certificate” section. The group policy owner determines which riders are attached to all certificates for that group. An additional charge may apply if you elect a rider.

Risks of the Certificate

Investment Risks	The value of your certificate will fluctuate with the performance of the Separate Account divisions you select. Each fund in which a Separate Account division invests has its own investment objections and investment strategy. The performance of each fund will vary, and some funds may be riskier than others. Your Separate Account division may decline in value or they may not perform to your expectations. You bear the investment risk of any account value allocated to the Separate Account divisions. It is possible you could lose your entire investment and your certificate could terminate without value.
Suitability	Variable life insurance is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. You should not purchase the certificate if you will need all or part of the surrender value in a short period of time.
Termination	Your certificate could terminate if the value of the certificate becomes too low to support the certificate’s monthly charges or if total certificate debt exceeds the account value. Factors that may cause your certificate to terminate include: insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest. Before the certificate terminates, however, you will have a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium. Termination of your certificate may result in adverse tax consequences.
Limitations on Access to Cash Value

•  Withdrawals are not available during the first certificate year.

•  The minimum withdrawal amount is $500. A withdrawal charge equal to the lesser of 2% of the amount of the withdrawal or $25 will be deducted from the amount of the withdrawal.

•  The maximum withdrawal amount is equal to the account value less any certificate debt, less the most recent monthly charge multiplied by an amount equal to one plus the number of monthly calculation dates remaining until the next planned premium due date.

Limitations on Transfers

•  Transfers from the GPA are generally limited to one per certificate year and may not exceed 25% of your account value (excluding any certificate debt) in the GPA at the time of your transfer.

•  We reserve the right to restrict or reject transfers if we determine the transfers reflect frequent trading or a market-timing strategy or we are required to restrict or reject the transfers by the applicable fund.

•  You may maintain account value in a maximum of twenty-five (25) Separate Account divisions and the GPA at any one time.

•  We reserve the right to charge a transfer fee for each transfer after twelve (12) transfers in a certificate year.

Impact of Loans	Taking a loan from your certificate may increase the risk that your certificate will terminate. It will have a permanent effect on the certificate’s surrender value and will reduce the death proceeds. Also, certificate termination with an outstanding loan can result in adverse tax consequences.
Withdrawals	A withdrawal will reduce your certificate’s account value by the amount withdrawn, including the withdrawal fee. If the certificate’s account value is reduced to a point where it cannot meet a monthly deduction, your certificate may terminate. A withdrawal may also reduce your certificate’s face amount and may have adverse tax consequences.
Adverse Tax Consequences

Certain transactions (including but not limited to withdrawals, surrenders, loans and face amount decreases) may lead to a taxable event. Under certain circumstances (usually if your premium payments in the first seven (7) years or less exceed specified limits), your certificate may become a “modified endowment contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC certificate are taxed as income first and recovery of cost basis second. Also, distributions includible in income received before you attain age 59 1⁄2 may be subject to a 10% penalty.

Existing tax laws that affect this certificate may change at any time. Please refer to the “Federal Income Tax Considerations” section.

Certificate Charge Changes	We have the right to increase certain certificate and rider charges; however, the charges will not exceed the maximum charges identified in the fee tables. If we increase a certificate or rider charge, you may need to increase the amount and/or frequency of your premiums to keep your certificate in force.
Additional Risks	The type of investments that a fund company makes will also create risk. A comprehensive discussion of the risks of each of the funds underlying the divisions of the Separate Account may be found in that fund’s prospectus. You should read the fund’s prospectus carefully before investing.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the certificate. A more detailed description of these fees can be found in the “Charges and Deductions” section of this prospectus.

Transaction Fees

This table describes fees and expenses that you will pay at the time you pay premium, take account value out of the certificate or exercise a particular rider.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Premium Load Charge [1]	When you pay premium	3% of each premium payment.	10% of each premium payment
Withdrawal Charge	When you withdraw a portion of your account value from the certificate	2% of the amount withdrawn, not to exceed $25 per withdrawal.	2% of the amount withdrawn, not to exceed $25 per withdrawal.
Transfer Charge	Upon each transfer after the first 12 transfers in a certificate year	$0	$10
Accelerated Benefits for Terminal Illness Rider	Upon request for the Accelerated Benefits	$0	$250
Overloan Protection Rider	Once, upon activation of the rider	Percentage of account value [2] • 0.33% – 3.71%	Percentage of account value [2] • 0.33% – 3.71%
Overloan Protection Rider charge for 80 year old	Once, upon activation of the rider	3.19%	3.19%

1	The Premium Load Charge may vary by employer group depending on: (1) the group enrollment procedures selected by the employer; (2) the total group premium paid by the employer; and (3) the size of the employer group.

2	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of account value varies by attained age. Refer to your rider for more information.

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than fund operating expenses, during the time that you own the certificate.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Cost of Insurance Charge [1,2]	Monthly, on the certificate’s monthly calculation date.	Current Range of Rates per $1000 of Insurance Risk: $0.04 – $51.77	$51.77 per $1000 of Insurance Risk
Cost of Insurance Charge for a 45 year old non-smoker in the standard risk classification, with death benefit option 1. [3]	Monthly, on the certificate’s monthly calculation date.	$0.08 per $1000 of Insurance Risk	$0.33 per $1000 of Insurance Risk
Mortality & Expense Risk Charge	Monthly, on the certificate’s monthly calculate date.	Annual Rate: 0.75% of the certificate’s variable account value	Annual Rate: 1.00% of the certificate’s variable account value
Loan Interest Rate Expense Charge [4]	Reduces the interest we credit on the loaned value. We credit loan interest daily.	• Certificate year 1-20: 1.00% of loaned amount • Certificate year 21+: 0.50% of loaned amount	• Certificate year 1-20: 3.00% of loaned amount • Certificate year 21+: 2.50% of loaned amount

Rider Charges	When Charge is Deducted	Minimum/Maximum Amounts Deducted	Minimum/Maximum Amounts Deducted
Accidental Death Benefit Rider	Monthly, on the certificate’s monthly calculation date.	Rate per $1000 of rider coverage: $0.025	Rate per $1000 of rider coverage: $0.025
Accidental Death Benefit Rider charge for a 45 year old, non-smoker, in the standard risk classification.	Monthly, on the certificate’s monthly calculation date.	Rate per $1000 of rider coverage: $0.025	Rate per $1000 of rider coverage: $0.025
Children’s Level Term Insurance Rider	Monthly, on the certificate’s monthly calculation date.	$4.50	$4.50
Spouse Level Term Insurance Rider [5]	Monthly, on the certificate’s monthly calculation date.	Current Range of Rates per $1000 of rider coverage: $0.06 – $0.78	Rate per $1000 of rider coverage: $1.91
Spouse Level Term Insurance Rider charge for a 45 year old male, non-smoker, in the standard risk classification. [6]	Monthly, on the certificate’s monthly calculation date.	Rate per $1000 of rider coverage: $0.11	Rate per $1000 of rider coverage: $0.33
Waiver of Monthly Charges Rider [7]	Monthly, on the certificate’s monthly calculation date.	Rates per $100 of Monthly Deduction: [8] • $4.55 – $11.98	Rates per $100 of Monthly Deduction: [8] • $11.98
Waiver of Monthly Charges Rider charge for a 45 year old male, non-smoker, in the standard risk classification. [6]	Monthly, on the certificate’s monthly calculation date.	Rate per $100 of Monthly Deduction: [8] $10.29	Rate per $100 of Monthly Deduction: [8] $10.29

The Mortality & Expense Risk charge is deducted proportionately from the then current account values in the Separate Account divisions. All other monthly charges listed in the table above are deducted from the GPA. If the value in the GPA is less than the charges, the deficiency will be deducted proportionately from the then current account values in the Separate Account divisions.

1	The cost of insurance charge rates may vary by a number of factors, including but not limited to, the insured’s age, coverage type (mandatory, supplemental, voluntary only), risk classification, selected face amount, group rating and portability status. For ported certificates, the applicable cost of insurance rate for mandatory coverage will vary based on the funding ratio at the time of portability, starting on the certificate anniversary on or following the effective date of portability. The funding ratio is defined as the account value divided by the base selected face amount. Certificates with a funding ratio greater than or equal to a predefined threshold will continue to be subject to the same cost of insurance rates as those applicable to a non-ported certificate within the same group. These predefined thresholds vary by issue age and range from 3.66% to 12.85%. The cost of insurance rates for certificates with funding ratios below these predefined thresholds will increase, starting on the certificate anniversary on or following the effective date of portability. The rates may not be representative of the charge that a particular certificate owner will pay. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

2	The maximum cost of insurance rates are based on 150% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex (80% Male) and Composite Table. In all cases, the cost of insurance charge rates reflected in this table are for standard risks.

3	The rates shown for “representative insured” are first year rates for employer paid base coverage only (also known as mandatory coverage). Rates for supplemental coverage for the 1st year (for a 45 year old) are $0.11 (Current Amount Deducted) and $0.33 (Maximum Amount Deducted) . The rates for voluntary only coverage for the 1st year (for a 45 year old) are $0.12 (Current Amount Deducted) and $0.33 (Maximum Amount Deducted). The rates for a ported mandatory certificate with funding ratio (as of the effective date of portability) greater than or equal to 6.8% for the 1st year (for a 45 year old) are $0.08 (Current Amount Deducted) and $0.33(Maximum Amount Deducted). The rates for a ported mandatory certificate with funding ratio (as of the effective date of portability) greater than or equal to 0.46% but less than 6.8% for the 1st year (for a 45 year old) are $0.11 (Current Amount Deducted) and $0.33(Maximum Amount Deducted). The rates for a ported mandatory certificate with funding ratio (as of the effective date of portability) less than 0.46% for the 1st year (for a 45 year old) are $0.33 (Current Amount Deducted) and $0.33(Maximum Amount Deducted).

4	We charge interest on certificate loans, but we also credit interest on the cash value we hold as collateral on certificate loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

5	The spouse level term insurance rider charges vary based on the individual characteristics of the insured spouse. The rider charges may not be representative of the charges that a particular certificate owner will pay. If you would like information on the spouse level term insurance rider charges for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

6	The rates shown for the “representative insured” are first year rates only.

7	The charges for the waiver of monthly charges rider vary by age. The rider charges may not be representative of the charges that a particular certificate owner will pay. If you would like information on the charges for your particular situation for the waiver of monthly charges rider charges, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

8	The certificate’s “monthly deduction” is the sum of the following current monthly charges: (a) cost of insurance charge for the base coverage, (b) cost of insurance charge for the supplemental coverage (if applicable), and (c) any applicable rider charges.

Annual Fund Operating Expenses

While you own the certificate, if your assets are invested in any of the Separate Account divisions, you will be subject to the fees and expenses charged by the fund in which that division invests. The table below shows the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2014 (before any waivers or reimbursements).1 Current and future expenses may be higher or lower than those shown. More detail concerning each fund’s fees and expenses that you may periodically be charged during the time that you own the certificate is contained in each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.39%	1.60%

1	The fund expenses used to prepare this table were provided to us by the funds. We have not independently verified such information.

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the certificate, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
account value	20
Administrative Office	1
application	11, 19, 28
attained age	38
case	11
certificate anniversary	12
certificate date	12
certificate debt	21
certificate debt limit	27
certificate year	13
division	15
employer	11
enrollment form	27
free-look	4, 12
general investment account	19, 45
Good Order	10
grace period	21
group contract	11
in force	4
insurance risk	32
issue date	12
minimum death benefit	27
minimum initial premium	12
minimum premium amount	13
modified endowment contract (MEC)	5, 39
monthly calculation date	12, 29
net investment experience	20
net premium	14
planned premium	13
reinstatement date	21
Separate Account division	4, 15
surrender value	25
termination	5, 21
total selected face amount	4, 12
valuation date	11
Written Request	10
7-pay test	39

The Company

In this prospectus, “the Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, disability income insurance, long-term care insurance, annuities and retirement products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

General Overview

The certificate is a life insurance contract between you (the owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the beneficiary when the insured dies while the certificate is in force.

In this prospectus, we refer to the following coverage types:

•	Basic coverage – this refers to coverage that is paid for by the employer or group sponsor.
•	Supplemental coverage – this refers to coverage that is paid for by the owner and is issued in addition to basic coverage. Additional underwriting may be required for this coverage.
•	Voluntary coverage – this refers to coverage that is paid for by the owner and is issued when no basic coverage is being provided by the employer or group sponsor. Underwriting is required for this coverage.

The certificate provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the certificate’s face amount. The certificate also offers you a choice of two death benefit options and you can, within limitations, change your death benefit option. This flexibility allows you to meet changing insurance needs under a single life insurance certificate.

Generally, you are not taxed on certificate earnings until you take money out of the certificate. This is known as tax deferral.

The certificate is called variable life insurance because you can choose to allocate your net premium payments among various investment choices. Your choices include the funds listed in this prospectus and a GPA. Your certificate value and the amount of the death benefit we pay may vary due to a number of factors, including, but not limited to, the investment performance of the funds you select, the interest we credit on the GPA, and the death benefit option you select. When the insured dies, if the certificate is in force, we will pay the beneficiary a death benefit.

From time to time you may want to submit a Written Request for a change of beneficiary, a transfer, or some other action. A “Written Request” is a written or electronic communication or instruction in Good Order sent by the owner to, and received by MassMutual at our Administrative Office. We may allow the telephone, Internet, or other electronic media to be used for certain transitions that require Written Requests.

Good Order

An instruction or transaction request that we receive at our Administrative Office generally is considered in “Good Order” if we receive it within the time limits, if any, prescribed in this prospectus for a particular request or transaction. It includes all information necessary for us to execute the request or transaction, and it is signed by you or authorized persons to provide instruction to engage in the request or transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by our Administrative Office of the instructions related to the request or transaction in writing (or, when permitted, by telephone or Internet) along with all forms, information and supporting legal documentation we require to effect the request or transaction. This information generally includes to the extent applicable: the completed application or instruction form; your certificate number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Separate Account divisions affected by the request or transaction; the signatures of all owners; if necessary, Social Security Number or Tax Identification Number if applicable; tax certification; and any other information or supporting documentation we may require including consents, certifications and guarantees. Instructions must be complete and sufficiently clear so that we do not need to exercise any discretion to follow such instructions. We will not accept instructions that require additional requirements or burdens not provided for within the certificate. With respect to premium payments, Good Order also generally includes receipt by us of sufficient funds to affect the purchase. We may in our sole discretion, determine whether any particular request or transaction is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time. If you have any questions you may contact our Administrative Office before submitting the form or request.

All financial transactions (including premium payments, surrenders, withdrawals, loan related transactions, and transfers) received in Good Order will be effective on a valuation date. A “valuation date” is any day on which the net asset value of the units of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Any financial transaction request (including telephone, fax, and website requests) received after the close of the NYSE is processed as of the next valuation date. Under certain circumstances we may defer payment of certain financial transactions. See the “When We Pay Death Benefit Proceeds” and the “Other Certificate Rights and Limitations” sections. Valuation dates do not include days when the NYSE is closed, which generally includes weekends and major U.S. holidays.

Availability

The certificates are only available to individuals who are members of a group where the group sponsor such as an employer, sponsoring organization or trust is the owner of a group policy issued by MassMutual. We refer to a group of certificates issued to individuals with a common employment or other non-insurance motivated relationship as a “case.” We aggregate each individual in a group for purposes of determining:

•	issue dates;
•	certificate dates; and
•	underwriting classification.

The group policy specifies the rights and privileges of the employer or group sponsor. The policy is evidence of coverage under the group contract, and you may exercise all rights and privileges under the policy through the employer or group sponsor. After termination of the employment or other relationship or if the employer is no longer sponsoring the program, you may exercise all rights and privileges directly with us.

In connection with the offering and sale of the certificate, we reserve the right to reject any purchase application.

Owner, Insured, Beneficiary

Owner

The owner is the person who will generally make the choices that determine how the certificate operates while it is in force. You name the owner in the application. However, the owner may be changed while the certificate is in force; therefore, the owner is the person we have listed as such in our records. Generally, the change of owner will take effect as of the date the Written Request is signed. You may not change owners without our approval. We will refuse or accept any requested change of owner on a non-discriminatory basis. Please refer to your certificate. Each change will be subject to any payment we made or other action we took before receiving the Written Request. When we use the terms “you” or “your” in this prospectus, we are referring to the owner.

The sale of your certificate to an unrelated investor, sometimes called a viatical or a life settlement, typically has transaction costs that may reduce the value of the settlement. Discuss the benefits and risks of selling your life insurance certificate with your registered representative and estate planner before you enter into a life settlement. Such a sale may also have adverse tax consequences. Refer to “Sales to Third Parties” in the “Federal Income Tax Considerations” section for more information.

Insured

The insured is the person on whose life the certificate is issued. The insured is named in the application for the certificate. The owner must have an insurable interest in the life of the insured in order for the certificate to be valid under state law and for the certificate to be considered life insurance for income tax purposes. If the certificate does not comply with the insurable interest requirements of the issue state at the time of issue, the certificate may be deemed void from the beginning. As a result, the certificate would not provide the intended benefits. It is the responsibility of the certificate owner to determine whether proper insurable interest exists at the time of certificate issuance. Generally, we will not issue a certificate for an insured who is more than 80 years old.

Beneficiary

The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and secondary. These classes will set the order of payment. There may be more than one beneficiary in a class.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a Written Request to our Administrative Office. If an irrevocable beneficiary has been named, the owner must have their consent to change the beneficiary. Generally, the change will take effect as of the date your Written Request is signed. Each change will be subject to any payment we made or other action we took before receiving the Written Request.

If no beneficiary is living or in existence when the insured dies, we will pay you the death benefit unless the certificate states otherwise. If you are deceased, the death benefit will be paid to your estate.

Purchasing a Certificate

Purchasing a Certificate

To apply for a certificate you must send us a completed application. The minimum base selected face amount of a certificate is currently $50,000. The owner selects, within our limits, the certificate’s total selected face amount. The total selected face amount is a combination of the base selected face amount and any supplemental selected face amount and is used to determine the amount of insurance coverage the certificate provides while it is in force. The base selected face amount and the supplemental selected face amount on the certificate date are listed on the certificate specifications of your certificate. The “certificate date” is the date used as the starting point for determining certificate anniversary dates, certificate years and monthly calculation dates. Your “certificate anniversary” is the anniversary of the certificate date.

We determine whether to accept or reject the application for the certificate. Coverage under the certificate generally becomes effective on the certificate’s issue date. The certificate’s issue date is the date we actually issue the certificate. However, if we have not received the first premium and all documents necessary to process the premium by the issue date, then coverage will not begin until the date those items are received in Good Order at our Administrative Office.

Your Right to Return the Certificate

You have the right to examine your certificate. If you change your mind about owning it, generally, you may cancel it within ten (10) calendar days of receiving it (free-look). If you cancel the certificate within the free-look period, we will issue you a refund. The free-look period may vary depending on your state’s requirements.

The refund equals either:

•	any premium paid for this certificate, plus interest credited to this certificate under the GPA, plus or minus an amount that reflects the investment experience of the investment divisions of the Separate Account under this certificate you selected to the date this certificate is received by us; or
•	where required by state law, all premiums paid, reduced by any loans or withdrawals.

During the free-look period, your net premium payment is held in the GPA.

To cancel the certificate, return it to us at our Administrative Office.

Premiums

Premium Payments

There are three (3) premium concepts under the certificate:

•	Minimum Initial Premium
•	Planned Premium
•	Minimum Premium Amount

Minimum Initial Premium.  You or the group policyholder must pay the minimum initial premium and submit the application and all other required forms in Good Order to our Administrative Office before we will issue your certificate. The minimum initial premium varies by the age of the insured and the base selected face amount and can be paid in one lump sum or throughout the first certificate year via payroll deduction or by the Pre-Authorized Check (PAC) Premium Payment Service

(described below). The certificate year is the twelve (12) month period beginning with the certificate date, and each successive twelve (12) month period thereafter. Your minimum initial premium is specified in your certificate specifications page.

Planned Premium.  The frequency of premium payments is selected by your employer and can be one (1) month, one (1) calendar quarter, a six (6) month period, or one (1) year. You and your employer decide the amount of premiums you intend to pay. We call the intended premium amount a “planned premium”.

The planned premium for your certificate may be subject to minimum and maximum amounts depending on:

•	the total selected face amount of your certificate;
•	the insured’s age; and
•	the employer group.

The planned premium frequency selected by the employer forms the basis for the billing cycle for your certificate. If the employer selects a monthly frequency, then we will send your employer a monthly planned premium invoice for your certificate. If the employer selects a yearly frequency, then we will send your employer an annual planned premium invoice. The employer may change the planned premium frequency at any time by Written Request to us.

If you become disassociated from your employer or if your employer no longer sponsors the program, you may elect to continue the certificate on your own. If you choose to continue the certificate, you will become vested in all certificate rights previously held by your employer, including the right to change the frequency of planned premium payments to any mode but monthly, unless you select the PAC Premium Payment Service (described below).

There is no penalty if the employer does not pay the planned premium; however, if the employer does not pay the planned premium by the premium notice due date, we will deduct that amount from your account value. Payment of the planned premium does not guarantee coverage for any period of time. Even if the employer pays planned premiums, the certificate terminates if the account value less any certificate debt becomes insufficient to pay monthly charges and the grace period expires without sufficient payment. (Please refer to “Certificate Termination and Reinstatement” in the “Certificate Value” section.)

Minimum Premium Amount.  The minimum premium amount is an estimate of the premium sufficient to pay the monthly charges (other than the Mortality and Expense Risk charge) until the next planned premium due date.

We base the minimum premium for a certificate upon:

•	cost of insurance rates;
•	the premium load; and
•	any applicable rider charges.

Pre-Authorized Check (PAC) Premium Payment Service.  You may elect to pay premiums by pre-authorized check. If you elect this service, we will automatically deduct premium payments from a bank account you designate. We will not send a bill for these automatic payments. You may commence the pre-authorized check service at any time, unless your certificate has entered its grace period (see the “Certificate Termination and Reinstatement” section for more information). You can discontinue this service by contacting our Administrative Office.

We must receive notification of account changes at our Administrative Office prior to ten (10) days before the next draft. Withdrawals from your bank account will be made on the designated draft date. We may discontinue the pre-authorized check service and automatically switch you to quarterly payments if:

1.	your certificate has insufficient value to cover the monthly charges due and your planned premium is below the current monthly deductions; or
2.	we are unable to obtain the premium payment from your bank account.

Premium Flexibility

While your certificate is in force, you may pay premiums at any time before the death of the insured subject to certain restrictions. Except for the minimum initial premium, so long as you have sufficient account value to keep the certificate in force, there are no required premium payments under the certificate.

We have the right to refund a premium paid in any year if it will increase the net amount at risk under the certificate. The net amount at risk is the difference between the death benefit payable and the account value of your certificate. Premium payments must be sent in Good Order to our Administrative Office.

This certificate is intended to qualify under Section 7702 of the IRC as a “life insurance contract” for federal tax purposes under either the Cash Value Accumulation Test or Guideline Premium Test as chosen by the group policy owner. To maintain its status as a “life insurance contract” we will monitor the certificate for compliance with the limits established by the IRC. In any certificate year, we reserve the right to take any action we deem necessary to maintain the status of the certificate, including the right to refuse or refund premium or distribute a portion of your account value. In some cases, applying a subsequent premium payment in a certificate year could result in your certificate becoming a modified endowment contract (MEC). We will not credit any amount of premium to your certificate that will exceed MEC limits unless we have written authorization from the certificate owner to allow MEC status. Additionally, we will follow these procedures:

•	If we receive a subsequent premium payment that would cause the certificate to become a MEC, the premium payment will be considered not in Good Order. We will credit only that part of the premium payment to the certificate that will not cause the certificate to become a MEC. We will return the remaining portion of the payment to the premium payer.
•	In addition, the payment frequency may be changed to annual to prevent subsequent premium bills from being produced prior to the next certificate anniversary date.

These procedures may not apply if there has been a material change to your certificate that impacts the 7-pay test, because the start of the 7-pay year may no longer coincide with your certificate anniversary. Please refer to the “Federal Income Tax Considerations” section.

How and When Your Premium is Allocated

You choose the percentages of your net premiums to be allocated to the Separate Account divisions and/or the GPA. Net premium is equal to premium paid less the premium load. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate net premium payments to a maximum of twenty-five (25) Separate Account divisions and the GPA at any time. However, we reserve the right to limit the number of Separate Account divisions to which you can allocate your premiums if the limitation is necessary to protect your certificate status as life insurance under federal tax law.

You may change your net premium allocation at any time by sending a Net Premium Allocation Request form to us at our Administrative Office. You may also change your net premium allocation by telephone or fax transmission, subject to certain restrictions. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations.

A request to change your net premium allocation will become effective on the valuation date we receive your request, in Good Order, at our Administrative Office. If we receive your request in Good Order on a non-valuation date or after the end of a valuation date, the change will become effective on the next valuation date.

You may maintain account value in a total of twenty-five (25) Separate Account divisions and the GPA at any one time. If you would like to allocate net premiums or transfer account value to additional Separate Account divisions, you must first transfer all account value from one or more of the existing Separate Account divisions to ensure that the limit of twenty-five (25) is not exceeded.

During the free-look period, we will apply the initial net premium we receive to the GPA. At the end of the free-look period, we will apply an amount equal to the minimum premium amount to the GPA. Any excess will be allocated to the GPA and/or the Separate Account divisions according to your instructions and subject to our current allocation rules.

For all subsequent premium payments, an amount equal to the minimum premium amount due will be allocated to the GPA. Amounts in excess of the minimum premium amount due will be allocated in accordance with your instructions, subject to our current allocation rules.

If a payment is refused by your bank after we have applied the premium payment to your certificate, the transaction will be deemed void and your payment will be reversed.

Investment Choices

The Separate Account

The part of your premium that you invest in your Separate Account divisions is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the “Separate Account.” The Company owns the assets in the Separate Account.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the SEC as a unit investment trust under the Investment Company Act of 1940 (1940 Act).

We have claimed an exclusion from the definition of the term “Commodity Pool Operator” under the Commodity Exchange Act (CEA) with respect to the Separate Account. Therefore, we are not subject to registration or regulation as a Commodity Pool Operator under the CEA with respect to the Separate Account.

The Separate Account exists to keep your life insurance assets separate from our other Company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the certificates. We may, however, transfer to our general investment account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the certificates.

We have established a segment within the Separate Account to receive and invest premium payments for the certificates.

Currently, we have established more than forty (40) Separate Account divisions within the certificates’ designated segment. Each Separate Account division purchases shares in a corresponding fund. Certificate owners do not invest directly into the underlying funds. Instead, they invest in the Separate Account divisions. The Separate Account owns the fund shares. The underlying funds are listed in the next section.

Some of the underlying funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The funds offered in the certificate, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public, and their performance results will differ from the performance of the retail funds.

We have the right to make certain changes to the Separate Account as described in the “Reservation of Company Rights to Change the Certificate or Separate Account” section.

Underlying Funds

We do not recommend or endorse any particular fund and we do not provide investment advice. You are responsible for choosing the funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the funds that is available to you, including each fund’s prospectus, statement of additional information, and annual and semiannual reports. After you select funds for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your certificate account value resulting from the performance of the funds you have chosen.

Following is a table listing the investment funds in which the divisions of the Separate Account invest, information on each fund’s adviser and sub-adviser, if applicable, as well as the type of fund being offered. More detailed information concerning the funds and their investment objectives, strategies, policies, risks and expenses is contained in each fund’s prospectus. You should read the information contained in the fund prospectuses carefully. Each year while you own the certificate, we will send you the current fund prospectuses and/or summary prospectuses. You may also visit our website (www.massmutual.com) to access this prospectus, the current fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. There can be no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, and partly as a result of insurance charges, the yield on the money market investment fund may become extremely low and possibly negative.

Type of Fund	Investment Funds in Which the Separate Account Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation
	MML Aggressive Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML American Funds® Core Allocation Fund (Service Class I) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Balanced Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Conservative Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Growth Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Moderate Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
Money Market
	MML Money Market Fund (Initial Class) [2]	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
Fixed Income
	MML Dynamic Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: DoubleLine Capital LP
	MML High Yield Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Inflation-Protected and Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Managed Bond Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Short-Duration Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Total Return Bond Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Metropolitan West Asset Management, LLC
	Oppenheimer Global Strategic Income Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Balanced
	MML Blend Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
Large Cap Value
	MML Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: Loomis, Sayles & Company, L.P. and OppenheimerFunds, Inc.
	MML Equity Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.

Type of Fund	Investment Funds in Which the Separate Account Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Large Cap Value (continued)
	MML Fundamental Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company, LLP
	MML Income & Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: BlackRock Investment Management, LLC
Large Cap Blend
	Fidelity® VIP Contrafund® Portfolio (Service Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	MML Focused Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Growth & Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	Oppenheimer Main Street Fund®/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Large Cap Growth
	MML American Funds® Growth Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Blue Chip Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Growth Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company, LLP
	MML Large Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Rainier Investment Management, LLC
Small/Mid Cap Value
	MML Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: American Century Investment Management, Inc.
	MML Small/Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: AllianceBernstein L.P.
	MML Small Company Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
Small/Mid Cap Blend
	MML Small Cap Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
Small/Mid Cap Growth
	MML Mid Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small Cap Growth Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: Waddell & Reed Investment Management Company and Wellington Management Company, LLP
	Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.

Type of Fund	Investment Funds in Which the Separate Account Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
International/Global
	MML American Funds® International Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Foreign Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Templeton Investment Counsel, LLC
	MML Global Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	MML International Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Strategic Emerging Markets Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer Global Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer International Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Specialty
	Ivy Funds VIP Asset Strategy	Adviser: Waddell & Reed Investment Management Company Sub-Adviser: N/A
	MML Managed Volatility Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Gateway Investment Advisers, LLC
	Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Advisers: OppenheimerFunds, Inc. / Cornerstone Real Estate Advisers LLC / OFI SteelPath, Inc.

1	These are funds-of-funds investment choices. They are known as funds-of-funds because they invest in other underlying funds. A Fund offered in a fund-of funds structure may have higher expenses than a direct investment in the underlying funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests.

2	An investment in the MML Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to maintain a stable net asset value per share, it is possible to lose money by investing in the fund. The yield of this fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yield in the division that invests in this fund could be negative.

Addition, Removal, Closure, or Substitution of Funds.  We do not guarantee that each fund will always be available for investment through the certificate. We have the right to change the funds offered through the certificate, but only as permitted by law. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Changes may only impact certain certificate owners. Examples of possible changes include: adding new funds or fund classes, removing existing funds or fund classes, closing existing funds or fund classes, or substituting a fund with a different fund. New or substitute funds may have different fees and expenses. We will not add, remove, close, or substitute any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by applicable law. We may also decide to purchase for the Separate Account securities from other funds. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of policies to which your certificate belongs.

Compensation We Receive from Funds, Advisers and Sub-Advisers

Compensation We Receive from Funds.  We and certain of our affiliates receive compensation from certain funds pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of a fund’s assets and may be as much as 0.25% of the average net assets of an underlying fund that are attributable to the variable annuity and variable life insurance products issued by us and our affiliates that offer the particular fund (“MassMutual’s variable contracts”). An investment in a fund with a 12b-1 fee will increase the cost of your investment in this certificate.

Compensation We Receive from Advisers and Sub-Advisers.  We and certain of our insurance affiliates also receive compensation from the advisers and sub-advisers to some of the funds. We may use this compensation for any corporate purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the certificate, and providing services on behalf of the funds in our role as intermediary to the funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that fund that are attributable to MassMutual’s variable contracts. These percentage rates differ, but currently do not exceed 0.25%. Some advisers and sub-advisers pay us more than others; some advisers and sub-advisers do not pay us any such compensation.

The compensation is not reflected in the funds’ expenses because this compensation is not paid directly out of the funds’ assets. However, these payments may be derived, in whole or in part, from the advisory fee deducted from fund assets. Certificate owners, through their indirect investment in the funds, bear the costs of these advisory fees (see the funds’ prospectuses for more information).

In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain funds so that the adviser and sub-adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their funds.

For a list of the funds whose advisers currently pay such compensation, visit www.massmutual.com/legal/compagreements or call our Administrative Office at the number shown on page 1 of this prospectus.

Compensation and Fund Selection.  When selecting the funds that will be available with MassMutual’s variable contracts, we consider each fund’s investment strategy, asset class, manager’s reputation, and performance. We also consider the amount of compensation that we receive from the funds, their advisers, sub-advisers, or their distributors. The compensation that we receive may be significant and we may profit from this compensation. Additionally, we offer certain funds through the certificate at least in part because they are managed by an affiliate.

The Guaranteed Principal Account

In addition to the Separate Account, you may allocate net premium or transfer account value to the GPA. Amounts you allocate or transfer to the GPA become part of MassMutual’s general investment account assets, which supports life insurance and annuity obligations. Subject to applicable law, the Company has sole discretion over the assets in its general investment account.

The general investment account has not been registered under the Securities Act of 1933 (1933 Act) or the 1940 Act because of exemptive and exclusionary provisions. Accordingly, neither the general investment account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the GPA or the general investment account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus. For more information about our general investment account, see the “Our Ability to Make Payments Under the Certificate” section.

You do not share in the investment experience of those assets. Rather, we guarantee that amounts allocated to the GPA, in excess of any certificate debt, will earn interest at a minimum rate of 1% per year. We may credit a higher rate of interest at our discretion. The interest rate is declared monthly and becomes effective on your certificate’s monthly calculation date. You bear the risk that no higher rates of interest will be credited.

For amounts in the GPA equal to any certificate debt, the guaranteed minimum interest rate per year is the greater of:

a.	1%, or
b.	the certificate loan rate less the maximum loan interest rate expense charge.

For more information about our general investment account, refer to the “Our Ability to Make Payments Under the Certificate” section.

Certificate Value

How the Value of Your Certificate is Calculated

The value of your certificate is called its account value. The account value has two components:

1.	the variable account value, and
2.	the GPA value.

We will calculate your account value on each valuation date. Initially, this value equals the net amount of the initial premium paid under the certificate. This amount is applied to the GPA until the expiration of the free-look period. After the free-look period, we will apply an amount equal to the minimum premium amount to the GPA. Any excess amounts are then allocated among the Separate Account divisions and/or the GPA according to your instructions, subject to applicable restrictions.

Variable Account Value.  Transactions in your Separate Account divisions are all reflected through the purchase and sale of “accumulation units.” For instance, before we invest your net premium payment in a Separate Account division, we convert your net premium payment into accumulation units and then purchase an appropriate number of shares in the designated fund.

The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

•	net premiums allocated to the Separate Account;
•	transfers to the Separate Account from the GPA;
•	transfers and withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	the net investment experience of the Separate Account; and
•	loans deducted from the Separate Account.

Net Investment Experience

The net investment experience of the variable account value is reflected in the value of the accumulation units.

Every valuation date we determine the value of an accumulation unit for each of the Separate Account divisions. Changes in the accumulation unit value reflect the investment performance of the fund as well as fund expenses.

The value of an accumulation unit may go up or down from valuation date to valuation date.

When you make a premium payment, we credit your certificate with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the net premium payment allocated to a Separate Account division by the value of the accumulation unit for that Separate Account division. When you make a withdrawal, we deduct accumulation units representing the withdrawal amount from your certificate. We deduct accumulation units for insurance and other certificate charges.

We calculate the value of an accumulation unit for each Separate Account division at the end of each valuation date. Any change in the accumulation unit value will be reflected in your certificate’s account value.

Guaranteed Principal Account Value.  The GPA value is the accumulation of:

•	net premiums allocated to the GPA; plus
•	amounts transferred into the GPA from the Separate Account; plus
•	interest credited to the GPA; minus
•	amounts transferred and withdrawn from the GPA; and minus
•	monthly charges deducted from the GPA.

Interest on the Guaranteed Principal Account

The GPA value earns interest at an effective annual rate, credited daily.

For the part of the GPA value equal to any certificate debt, the daily rate we use is the daily equivalent of the greater of:

•	the annual credited loan interest rate minus the loan interest rate expense charge; or
•	1%.

For the part of the Guaranteed Principal Account value in excess of any certificate debt, the daily rate we use is the daily equivalent of the greater of:

•	the current interest rate we declare; or
•	the guaranteed interest rate of 1%.

The current interest rate may change as often as monthly and becomes effective on your certificate’s monthly calculation date.

Certificate Termination and Reinstatement

The certificate will not terminate simply because you do not make premium payments. In addition, making premium payments will not guarantee that the certificate will remain in force (for example, if the investment experience of the underlying funds has been unfavorable, your cash surrender value may decrease even if you make periodic premium payments). If the certificate does terminate, you may be permitted to reinstate it.

Certificate termination could have adverse tax consequences for you. If the certificate is reinstated, any adverse tax consequences that resulted from the termination cannot be reversed. To avoid certificate termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your certificate in force. For more information on the effect of certificate termination, refer to the “Federal Income Tax Considerations” section.

Certificate Termination.  We will not terminate your certificate for failure to pay premiums. However, if on a monthly calculation date the account value less any certificate debt is insufficient to cover the total monthly deduction, your certificate will enter a grace period. We refer to all outstanding loans plus accrued interest as “certificate debt.”

Grace Period.  Before your certificate terminates, we allow a grace period during which you can pay the amount of premium needed to avoid termination. We will mail to you and any assignee a notice informing you and any assignee of the start of the grace period and the amount of premium needed to avoid termination of the certificate.

The grace period begins on the date the monthly charges are due. It ends on the later of:

a.	61 calendar days after the date the grace period begins, or
b.	31 calendar days after the date we mail you and any assignee written notice at the last known address shown in our records.

During the grace period, the certificate will stay in force; however, certificate transactions (as described below) cannot be processed. If the insured dies during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid monthly deductions.

If we do not receive the required payment by the end of the grace period, the certificate will terminate without value.

Reinstatement.  For a period of three (3) years after termination of the certificate, or longer if required by state law, you may be able to reinstate the certificate during the insured’s lifetime. We will not reinstate the certificate if it has been surrendered for its cash surrender value. Before we reinstate the certificate, we must receive:

1.	A completed application to reinstate on our administrative form;
2.	Evidence of insurability satisfactory to us;
3.	A premium payment that will produce an account value equal to three (3) times the monthly charges due on the monthly calculation date on or next following the date of reinstatement approval; and
4.	If applicable, a signed acknowledgement that the certificate will become a modified endowment contract.

If you reinstate your certificate, the total selected face amount will be the same as it was when the certificate terminated. The certificate will be reinstated on the monthly calculation date that is on, or next follows, the date we approve your application (the “reinstatement date”). We will assess monthly charges due to us upon reinstatement of the certificate as of the reinstatement date. Your account value at reinstatement will be the premium paid at that time, reduced by any applicable premium load, and any monthly charges then due. We do not reinstate certificate debt.

If you reinstate your certificate, it may become a “modified endowment contract” under current federal law. Please consult your tax adviser. More information on modified endowment contracts is included in the “Federal Income Tax Considerations” section.

Reinstatement will not reverse any adverse tax consequences caused by certificate termination unless reinstatement occurs within ninety (90) calendar days of the end of the grace period. In no situation, however, can adverse tax consequences resulting from lapse with certificate debt be reversed.

Certificate Transactions

While your certificate is in force, you may generally transfer funds among the Separate Account divisions and to or from the GPA. You may also borrow against, make withdrawals from, or surrender the certificate. However, these transactions, which are discussed more fully below, cannot be processed during a grace period. You must pay any premium due before subsequent financial transaction requests can be processed.

All Written Requests for a certificate transaction must be submitted in Good Order to our Administrative Office. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations. We reserve the right to suspend telephone, website, and/or fax privileges at any time.

Transfers

You may transfer all or part of a Separate Account division’s account value to any other division or the GPA. Transfers are effective on the valuation date we receive your Written Request. If we receive your Written Request on a non-valuation date or after the end of a valuation date, your transfer request will be effective on the next valuation date.

You can make transfers by Written Request, by calling our Administrative Office or via our website. In your transfer request, you must indicate the dollar amount or the percentage (in whole numbers) you wish to transfer.

Generally, there is no limit on the number of transfers that you may make among the Separate Account divisions. However, as discussed more fully in the section below, we may terminate, limit, or modify your ability to make such transfers due to frequent trading or market timing activity. We currently do not charge a fee for transfers. We do, however, reserve the right to charge a fee for transfers if there are more than twelve (12) transfers in a certificate year. This fee will not exceed $10 per transfer. We will consider all transfers made on one valuation date to be one transfer.

You may maintain account value in a maximum of twenty-five (25) Separate Account divisions and the GPA at any one time. If you would like to allocate net premiums or transfer account value to additional Separate Account divisions, you must first transfer all account value from one or more of the existing Separate Account divisions to ensure that the limit of twenty-five (25) is not exceeded.

You may transfer account value from the Separate Account to the GPA at any time without incurring a fee. You may only transfer account value from the GPA to the Separate Account once per certificate year. This transfer may not exceed 25% of the GPA value (less any certificate debt) at the time of your transfer.

There is one exception to this rule. If:

•	you have transferred 25% of the GPA value (less any certificate debt) in each of the previous three (3) certificate years, and
•	you have not allocated premium payments or made transfers to the GPA during any of the previous three (3) certificate years, except as a result of a certificate loan, then you may transfer the remainder of the GPA value (less any certificate debt) out of the GPA in the succeeding certificate year.

Limits on Frequent Trading and Market Timing Activity

This certificate and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all owners and beneficiaries under the certificate, including long-term owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this certificate. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by certificate owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the divisions of the Separate Account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy (or any intermediaries acting on behalf of such persons), and curtail their trading in every instance. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the funds may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices. If we, or the investment adviser to any of the funds available with this contract, determine that an owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our web site, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund.

Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. In addition, funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the funds describe the funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual certificate owners, and to execute instructions from the fund to restrict or prohibit further purchases or transfers by specific certificate owners who violate the frequent trading or market timing policies established by the fund. Certificate owners and other persons with interests in the policies should be aware that the purchase and redemption orders received by the funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchases or transfers as requested by a fund on all policies owned by a certificate owner whose trading activity under one variable contract has violated a fund’s frequent trading or market timing policy. If a fund believes that an omnibus order reflects one or more transfer requests from certificate owners engaged in frequent trading or market timing activity, the fund may reject the entire omnibus order.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from an owner or other person authorized to conduct a transfer;
•	limit the number of transfer requests that can be made during a certificate year; and
•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all owners.

Automated Account Value Transfer

Automated account value transfer allows you to make monthly transfers of account value in a Separate Account division to any combination of Separate Account divisions and the GPA. You may maintain value in a total of twenty-five (25) Separate Account divisions and the GPA at any one time. You must specify the amount you wish to transfer as a dollar amount or a percentage (rounded to two decimal places). Automated account value transfers are not available from more than one Separate Account division or from the GPA. We consider this process as one transfer per certificate year. We do not charge you for participating in the automated account value transfer program.

You can elect, change or cancel automated account value transfer on any valuation date, provided we receive a fully completed Written Request at our Administrative Office. We will only make transfers on the monthly calculation date. The effective date of the first automated transfer will be the first monthly calculation date after we receive your Written Request. If we receive your request before the end of the free-look period, your first automated transfer will occur on the valuation date next following the end of this period.

Transfers will occur automatically. However, you must specify:

•	the Separate Account division we are to transfer from;
•	the Separate Account division(s) and/or GPA we are to transfer to; and
•	the length of time during which transfers will continue.

If your transfer amount is greater than your account value in the Separate Account division we are transferring from, then we will transfer your remaining value in that division in the same proportion as your previously transferred amounts. We will not process any more automated transfers thereafter.

We may at any time modify, suspend or terminate the automated account value transfer program without prior notification.

You may not elect automated account value transfer while you have elected automated account re-balancing for your certificate.

Automated Account Re-Balancing

Automated account re-balancing permits you to maintain a specified percentage (rounded to two decimal places) of your account value in any combination of the Separate Account divisions and the GPA. You may maintain value in a total of twenty-five (25) Separate Account divisions and the GPA at any one time. We must receive a fully completed Written Request to begin your automated account re-balancing program. Then, we will make transfers on a quarterly basis to and from the Separate Account divisions and the GPA to re-adjust your account value to your specified percentage. Quarterly re-balancing is based on your certificate year. The minimum amount we will transfer under this provision is $5.00. We do not charge you for participating in the automated account re-balancing program.

This program allows you to maintain a specific allocation of account value among the divisions of the Separate Account and the GPA. We will re-balance your account value only on a monthly calculation date. We consider automated account re-balancing as one transfer per certificate year.

You can elect or cancel automated account re-balancing on any valuation date, provided we receive a fully completed Written Request at our Administrative Office. You may only change allocation percentages once each certificate year. In addition, you may only reduce your allocation to the GPA by up to 25% once each certificate year.

The effective date of the first automated re-balancing will be the first monthly calculation date after we receive your Written Request at our Administrative Office. If we receive the request before the end of the free-look period, your first re-balancing will occur on the valuation date next following the end of the free-look period.

We may at any time modify, suspend or terminate the automated account re-balancing program without prior notification.

You may participate in either the automated account value transfer program or the automated account re-balancing program at one time, but may not participate in both programs at the same time.

Withdrawals

After your certificate has been in force for twelve (12) months, you can withdraw value from your certificate. You must send a Written Request on our administrative form to our Administrative Office.

•	Minimum withdrawal amount: $500 (before deducting the withdrawal charge).
•	Maximum withdrawal amount: account value less any certificate debt less an amount equal to the most recent monthly charge multiplied by an amount equal to one plus the number of monthly calculation dates remaining until the next planned premium due date.

We deduct a withdrawal charge of up to 2.0% of the amount you withdraw, but not more than $25.00.

We deduct the withdrawal amount from your account value on the valuation date that your Written Request is received at our Administrative Office.

You must specify the GPA and/or the Separate Account division(s) from which the withdrawal is to be made. If you do not specify otherwise, we will withdraw the amount in proportion from your values in the Separate Account divisions and the non-loaned portion of the GPA.

We will reduce your account value by the amount of the withdrawal, which includes the withdrawal charge.

If necessary, we will reduce your certificate’s supplemental selected face amount and the base selected face amount upon withdrawal to prevent an increase in the net amount at risk, unless you provide us with satisfactory evidence of insurability. If you do not specify, any decrease will be applied first to the supplemental selected face amount and then, if necessary, to the base selected face amount.

Withdrawals may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Withdrawal requests will be effective on the valuation date we receive the Written Request at our Administrative Office. Withdrawal requests determined to be in Good Order on a non-valuation date or after the end of a valuation date will be effective as of the next valuation date. We will normally pay any withdrawal amounts within seven (7) calendar days after we receive all required documents in Good Order at our Administrative Office, unless we elect to delay payment of the withdrawal amount. (Please refer to “Deferral of Payments” in the “Other Certificate Rights and Limitations” section.)

Surrenders

You may surrender your certificate for its cash surrender value at any time while the certificate is in force and the insured is alive. The cash surrender value is equal to:

•	the account value; less
•	any outstanding certificate debt.

There is no surrender charge.

The surrender will be effective on the valuation date we receive all required, fully completed forms in Good Order at our Administrative Office, unless you select a later effective date. If the surrender involves an exchange or transfer of assets to a certificate issued by another financial institution or insurance company (not MassMutual or any of its subsidiaries), we also will require a completed absolute assignment form and any state mandated replacement paperwork. If, however, we receive your surrender request in Good Order on a date that is not a valuation date or after the end of a valuation date, then your surrender will be effective on the next valuation date.

The certificate terminates as of the effective date of the surrender and cannot be reinstated. Surrenders may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section. It may not be in your best interest to surrender an existing life insurance policy in connection with the purchase of a new life insurance policy.

We will normally pay any surrender amounts within seven (7) calendar days after we receive all required documents in good order at our Administrative Office, unless we elect to delay payment of the surrender amount. (Please refer to “Deferral of Payments” in the “Other Certificate Rights and Limitations” section.)

Loans

After your certificate has been in force for six (6) months, you may take a loan from the certificate. We charge interest on certificate loans, and the interest may be added to the certificate loan. We refer to all outstanding loans plus accrued interest as “certificate debt”.

You may repay all or part of your certificate debt, but you are not required to do so. We will deduct any outstanding certificate debt from the proceeds payable at death or the surrender of the certificate.

Taking a loan from your certificate has several risks:

•	it may increase the risk that your certificate will terminate;
•	it will permanently affect your certificate’s cash surrender value;
•	it may increase the amount of premium needed to keep the certificate in force;
•	it will reduce the death proceeds; and
•	it has potential adverse tax consequences.

These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Requesting a Loan.  To take a loan, you must send a Written Request on our administrative form to our Administrative Office. You must assign your certificate to us as collateral for the loan.

Once we have processed the loan request, we consider the loan effective and outstanding. If, after we process the loan request, you decide not to cash the check, you may submit a Written Request to our Administrative Office to repay the loan amount. The loan repayment will be effective on the valuation date the Written Request is received at our Administrative Office. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed.

Maximum Loan Amount.  The maximum loan amount allowed at any time is equal to:

•	100% of your account value at the time of the loan; less
•	any outstanding certificate debt before the new loan; less
•	an amount equal to:

(i)	the most recent monthly charges multiplied by
(ii)	one plus the number of monthly calculation dates remaining until the next planned premium is due.

Payment of Proceeds.  Loans will be effective on the valuation date we receive your Written Request and all other required documents in Good Order at our Administrative Office. If, however, we receive your Written Request on a date that is not a valuation date or after the end of a valuation date, then your loan request will be effective on the next valuation date.

On the effective date of the loan, we deduct your requested loan amount from the Separate Account divisions and non-loaned portion of the GPA in proportion to the non-loaned account value of each on the effective date of the loan. We liquidate accumulation units in the Separate Account divisions and transfer the resulting dollar amounts to the GPA. These dollar amounts become part of the loaned portion of the GPA. You may not borrow from the loaned portion of the GPA.

We will normally pay any loan amounts within seven (7) calendar days after we receive all required documents in Good Order at our Administrative Office, unless we elect to delay payment of the loan amount. (Please refer to “Deferral of Payments” in the “Other Certificate Rights and Limitations” section.)

Interest Credited on Loaned Value.  When you take a loan, we transfer an amount equal to the loan to the loaned portion of the GPA. This amount earns interest at an annual rate equal to the greater of:

a.	1%, or
b.	the certificate loan rate less the loan interest rate expense charge, not to exceed 3%.

The loan interest rate expense charge is currently 1%. We guarantee that this charge will not exceed 3%.

Loan Interest Rate.  We will charge a fixed interest rate on any loan. The interest rate on any loan taken from the issue date through the 20th certificate anniversary will be 4%. The interest rate on any loan taken after the 20th certificate anniversary will be 3.5%.

Interest on the certificate loan accrues daily and becomes part of the certificate debt. Loan interest will accrue even if the loan check is not cashed. Interest is charged in arrears and is due on each certificate anniversary date. If you do not pay interest when due, we will add the interest to the loan, and it will bear interest at the same rate payable on the loan. Any interest not paid on a certificate anniversary will be treated the same as a new loan and will be deducted from the Separate Account divisions and non-loaned portion of the GPA in proportion to the non-loaned account values in each.

Effect of a Loan on the Values of the Certificate.  A certificate loan negatively affects certificate values because we reduce the death benefit and cash surrender value by the amount of the certificate debt.

Also, a certificate loan, whether or not repaid, has a permanent effect on your certificate’s cash surrender value because, as long as a loan is outstanding, a portion of the account value equal to the loan is invested in the GPA. This amount does not participate in the investment performance of the Separate Account or receive the current interest rates credited to the non-loaned portion of the GPA. The longer a loan is outstanding, the greater the effect on your cash surrender value will be. In addition, if you do not repay a loan, your outstanding certificate debt will reduce the death benefit and cash surrender value that might otherwise be payable.

Whenever you reach your “certificate debt limit,” your certificate is at risk of terminating. Your certificate debt limit is reached when total certificate debt exceeds the account value. If this happens, we will notify you in writing. “Certificate Termination” in the “Certificate Termination and Reinstatement” section explains more completely what will happen if your certificate is at risk of terminating. Please note that certificate termination with an outstanding loan also can result in adverse tax consequences. See the “Federal Income Tax Considerations” section.

Repayment of Loans.  You may repay all or part of any certificate debt at any time while the insured is living and while the certificate is in force.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment. We will apply your loan repayments on the valuation date they are received in Good Order at our Administrative Office. If, however, we receive your loan repayment in Good Order on a date that is not a valuation date or after the end of a valuation date, then your loan repayment will be effective on the next valuation date.

Loan repayments will be first applied to pay accrued interest until exhausted and any remainder will be applied to reduce the remaining loan amount. When we receive a loan repayment and only a portion is needed to fully repay the loan, we will apply any excess as premium and allocate it according to the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.

Upon repayment of a certificate loan, we will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account division(s). We will transfer the repayment according to the current premium allocation instructions at the time of repayment. If you do not repay the loan, we deduct the loan amount due from the surrender value or death benefit.

Death Benefit

If the insured dies while the certificate is in force and we determine that the claim is valid, we will pay the death benefit to the named beneficiary.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding certificate debt, and any unpaid premium needed to avoid termination. The death benefit is calculated as of the date of the insured’s death.

The minimum death benefit for your certificate is based on your certificate’s account value as described below.

Minimum Death Benefit

To qualify as life insurance under IRC section 7702, the certificate must have a minimum death benefit. We determine the minimum death benefit by multiplying the account value by the minimum death benefit percentage. The percentage depends upon the insured’s age and is listed on the certificate specifications page.

Death Benefit Options

In the application or enrollment form, you must choose a base selected face amount, supplemental selected face amount and death benefit option. The total selected face amount is the sum of the base selected face amount and the supplemental selected face amount. We offer two death benefit options:

•	Death Benefit Option A – the death benefit is the greater of:
a.	the total selected face amount in effect on the date of death; or
b.	the minimum death benefit in effect on the date of death.

•	Death Benefit Option B – the death benefit is the greater of:
a.	the sum of the total selected face amount in effect on the date of death plus the account value on the date of death; or
b.	the minimum death benefit in effect on the date of death.

If the insured dies while the certificate is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

•	We add the part of any monthly Cost of Insurance charges already deducted, which applies to a period beyond the date of death; and
•	We deduct any certificate debt outstanding on the date of death; and
•	We deduct any unpaid monthly charges to the date of death.

You should note that under Death Benefit Option A, the death benefit amount is not affected by your certificate’s investment experience unless the death benefit is based on the minimum death benefit. Under Death Benefit Option B, the death benefit is a variable death benefit. This means that, because the death benefit amount includes the account value, it can change from day to day. Your certificate’s account value will vary due to the investment performance of the Separate Account divisions in which you have allocated premium. It is also impacted by the deduction of charges and other certificate expenses.

Example:
The following example shows how the death benefit may vary as a result of investment performance and Death Benefit Option in effect on the date of death.
	Certificate A	Certificate B
(a) Total Selected face amount:	$100,000	$100,000
(b) Account value on date of death	$30,000	$50,000
(c) Minimum death benefit percentage on date of death:	280%	280%
(d) Minimum death benefit (b x c):	$84,000	$140,000
Death benefit if Death Benefit Option A is in effect [greater of (a) or (d)]:	$100,000	$140,000
Death benefit if Death Benefit Option B is in effect [greater of (a + b) or (d)]:	$130,000	$150,000

The example assumes no additions to or deductions from the total selected face amount or minimum death benefit are applicable.

Right to Change the Death Benefit Option

You may change your Death Benefit Option at any time while the insured is living by Written Request and subject to our guidelines regarding proof of insurability. However, no change will be permitted after the certificate anniversary nearest the insured’s 100th birthday. There is no charge for a change in the Death Benefit Option; however the monthly deduction amount will change.

The effective date of any change in the Death Benefit Option will be your first certificate anniversary on, or next following, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Right to Change the Selected Face Amounts

You may request an increase or decrease in the base and supplemental selected face amounts. If you change your selected face amounts, subject to underwriting review, your certificate charges will change accordingly.

If you increase or decrease the selected face amounts, your certificate may become a modified endowment contract (MEC) under federal tax law. MECs are discussed in the “Federal Income Tax Considerations” section; however, you should consult your tax adviser for information on how a MEC may affect your tax situation.

Increases in Selected Face Amounts.  You may increase the selected face amounts by sending us a Written Request, or by sending us an application if you are no longer associated with your employer. We may request evidence of insurability for an increase.

We will not allow an increase in the selected face amounts on or after the certificate anniversary following the insured’s 80th birthday. Any increase in the selected face amounts will be effective on the monthly calculation date which is on, or next follows, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Any increase must be in an amount of at least $5,000, unless we establish a lower minimum.

Decreases in Selected Face Amounts.  You may also decrease your certificate’s selected face amounts. The base selected face amount after a decrease must be at least $50,000.

We will not allow a decrease in the selected face amounts after the certificate anniversary following the insured’s 100th birthday. Any requested decrease in the selected face amounts will be effective on the monthly calculation date which is on, or next follows the latest of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

A decrease in the certificate’s selected face amounts may have adverse tax consequences. Please refer to the “Federal Income Tax Considerations” section.

When We Pay Death Benefit Proceeds

If the certificate has not terminated and it is determined that the claim is valid, we will normally pay the death benefit in one (1) lump sum payment within seven (7) calendar days after we receive all required documents in Good Order at our Administrative Office.

We investigate all death claims that occur within two years:

a.	after the certificate is issued;
b.	after any increase in selected face amounts; or
c.	after reinstatement.

These two-year periods are called the certificate’s “contestable periods.” We may also investigate death claims beyond the contestable periods. After any two-year contestable period, in the absence of fraud, we cannot contest the validity of a certificate or a selected face amount increase, except for failure to pay premiums.

We generally determine whether the contested claim is valid within five (5) days after we receive the information from a completed investigation. Since it may take some time to receive the information, payment could be delayed during this period.

We can delay payment of the death benefit if the certificate has account value invested in the Separate Account on the date of death during any period that:

•	it is not reasonably practicable to determine the amount because the NYSE is closed, except for normal weekend or holiday closings;
•	trading is restricted by the SEC;
•	the SEC determines that an emergency exists; or
•	the SEC, by order, permits us to delay payment for the protection of our certificate owners.

If pursuant to SEC rules, the MML Money Market Fund suspends payment of redemption proceeds in connection with the liquidation of the Fund, we will delay payment of the death benefit from the MML Money Market Fund/division until the Fund is liquidated.

We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The amount of interest will be computed using an effective annual rate not less than 3% or, if greater, the annual rate required by applicable law.

Although the death benefit is generally excludible from the income of the beneficiary who receives it, interest on the death benefit is includible in the beneficiary’s income.

Suicide

If the insured dies by suicide, while sane or insane, and the certificate is in force, the certificate will terminate.

•	If the death occurs within two years from the issue date, we will pay a limited death benefit equal to the amount of premiums paid for the certificate, less any certificate debt or amounts withdrawn.
•	If the death occurs after two years from the issue date but within two years from an increase in any selected face amount or a change from Death Benefit Option A to Death Benefit Option B, we will pay a limited death benefit equal to the sum of the monthly charges associated with the selected face amount increase or change in death benefit option.

Misstatement of Age

If the insured’s age is misstated in the application, an adjustment will be made. If the adjustment is made at the time of a death claim, the death benefit will reflect the amount provided by the most recent monthly insurance charges using the correct age. If the adjustment is made while the insured is living, monthly charges after the adjustment will be based on the correct age.

Charges and Deductions

This section describes the charges and deductions we make under the certificate to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses.

In addition, the funds pay operating expenses that are deducted from the assets of the funds. For more information about these expenses, see the individual fund prospectuses.

Transaction Charges

Deductions from Premiums.  Prior to applying your premium to the GPA or the selected Separate Account divisions, we deduct a premium load from your premium.

Premium Load Charge.  We deduct a premium load from your premium for federal and state taxes, where applicable, and the expenses related to the sale and distribution of the certificates. The premium load varies for each employer group depending on:

•	group enrollment procedures selected by the employer;
•	total group premium paid by the employer; and
•	the size of the employer group.

We may increase or decrease the current premium load; however, it will never exceed the maximum premium load charge which is 10% of each premium.

The amount of the premium load in a certificate year is not necessarily related to our actual sales expenses for that particular year nor is it necessarily related to the amount of state taxes applicable. To the extent that our sales expenses and state taxes are not covered by the premium load, they will be recovered from our surplus, including any amounts derived from the mortality and expense risk charge or the cost of insurance charge.

Transfer Charge.  We currently allow you to make twelve (12) transfers each certificate year free of charge. We reserve the right to assess a charge for transfers if there are more than twelve (12) in a certificate year. The charge will not exceed $10 for each additional transfer. We will deduct any transfer charge from the amount being transferred. If imposed, the fee will reimburse us for processing the transfer.

For purposes of assessing a transfer charge, we consider all transfers made on one valuation date to be one transfer. We consider all transfers made in connection with automated account value transfer, and all transfers made in connection with automated account re-balancing, as one transfer per certificate year. Transfers made in connection with loans, however, do not count as transfers for the purpose of assessing a transfer charge. (See the “Certificate Transactions” section.)

Withdrawal Charge.  If you make a withdrawal from your certificate, we deduct a charge of up to 2% of the money you withdraw. This charge will not exceed $25 for each withdrawal. This fee is guaranteed not to increase for the duration of the certificate. (We will deduct the withdrawal charge from the amount withdrawn.) This charge reimburses us for processing the withdrawal.

Surrender Charges.  There are no surrender charges.

Periodic Charges

Loan Interest Rate Expense Charge.  We assess a loan interest rate expense charge against certificates with outstanding loan balances. This charge represents the difference between the interest we charge on certificate loans and the interest we credit on the cash value we hold as collateral on certificate loans. The loan interest rate expense charge is deducted from the certificate loan rate to determine the interest rate we use to credit interest to the loaned portion of the GPA. For certificate years 1 through 20, the maximum loan interest rate expense charge is 3% and the current charge is 1%. For certificate years 21 and greater, the maximum loan interest rate expense charge is 2.50% and the current charge is 0.50%. This charge reimburses us for the ongoing expense of administering the loan.

Monthly Charges Against the Account Value

The following charges are deducted from the account value on each monthly calculation date:

•	A mortality and expense risk charge;
•	A cost of insurance charge; and
•	A rider charge (if applicable).

The mortality and expense risk charge will be deducted pro-rata from the Separate Account divisions according to the account value in each division. All other monthly account value charges will be deducted from the GPA on each monthly calculation date. If the value in the GPA is less than the account value charges, then we will deduct the deficiency from the Separate Account pro rata according to the account value in the Separate Account divisions.

Mortality and Expense Risk Charge.  The mortality and expense risk charge imposed is a percentage of the certificate’s account value held in the Separate Account. The maximum or guaranteed percentage is 1% and the current percentage is 0.75%.

The charge is deducted from your account value allocated to the Separate Account divisions but not from the GPA.

This charge compensates us for the mortality and expense risks we assume under the certificates and for acquisition costs. The mortality risk we assume is that the group of lives insured under our certificates may, on average, live for shorter periods of time than we estimated, and as a result, the cost of insurance charges will be insufficient to meet actual claims.

The expense risk we assume is that our costs of issuing, distributing and administering the certificates will exceed the charges collected.

If all the money we collect from this charge is not needed to cover death benefits and expenses, it will be our gain. We will use this gain for any purpose, including payment of sales commissions. If the money we collect is insufficient, we will still pay all valid claims and expenses.

Cost of Insurance Charge.  The cost of insurance charge compensates us for providing you with life insurance protection. We expect to profit from this charge and may use these profits for any lawful purpose. We deduct a cost of insurance charge based on your certificate’s insurance risk. This charge is deducted first from the GPA until the account value in the GPA is exhausted. Any remaining charge not deducted from the GPA will be deducted from the divisions of the Separate Account in proportion to the value in each as of the date of the deduction.

We determine the cost of insurance separately for the base and supplemental selected face amounts and for any increases or decreases in face amount. If we approve an increase or decrease in face amount, then a different cost of insurance charge may apply to the increase or decrease, based on the insured’s circumstances at the time of the increase or decrease.

The maximum or guaranteed cost of insurance charge rates associated with your certificate are shown in the certificate specifications pages and are calculated using 150% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex (80% male) and Composite Table.

We may charge less than the maximum monthly insurance charges shown in the table(s) referenced above. In this case, the monthly insurance charge rates will be based on a number of factors, including but not limited to, our expectations for future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes, and future profits. The expense component of these rates is used to offset sales and issue expenses, which decrease over time. Any change in these charges will apply to all individuals in the same classification.

Your certificate’s actual or current cost of insurance charge rates are based on the insured’s issue age and the rate classification to which the certificate belongs. Rate classification is based on risk classification and group rating (including whether coverage is mandatory or voluntary). Within a rate classification, cost of insurance charge rates generally increase as the insured’s age increases and may vary with the number of years coverage has been in force, the group’s status and whether the insured continues to be employed by or associated with the sponsoring employer or group.

For certificates where the insured is no longer employed by or associated with the sponsoring employer or group (a “portable certificate”), the applicable cost of insurance rate for basic (i.e. employer-paid) coverage will vary based on the certificate’s funding ratio as of the valuation date on which we are notified that the insured’s employment has terminated (or the insured’s association with the sponsoring group has terminated) (in each case, the “portability date”). Any changes to the applicable cost of insurance rate will take effect on the certificate anniversary date on or next following the portability date. The funding ratio is defined as the account value divided by the base selected face amount. Certificates with a funding ratio greater than or equal to a predefined threshold will continue to be subject to the same cost of insurance rates as those applicable to insureds who are still employed by or associated with the sponsoring employer or group. These predefined thresholds vary by issue age and range from 3.66% to 12.85%. The cost of insurance rates for certificates with funding ratios below these predefined thresholds will increase, starting on the certificate anniversary on or next following the portability date.

How the Cost of Insurance Charge is Calculated

We calculate the cost of insurance charge on the first day of each certificate month by multiplying the current cost of insurance charge rate by a discounted insurance risk. Insurance risk is a liability of the insurance company and is equal to the difference between the death benefit and the account value.

The discounted insurance risk is the difference between:

•	the amount of death benefit available, on that date, under the death benefit option in effect, divided by one plus the monthly equivalent of the minimum annual interest rate for the GPA, and
•	the account value at the beginning of the certificate month before the monthly insurance charge is due.

The following steps describe how we calculate the insurance charge for your certificate.

Step 1:	We calculate the account value after all additions and deductions other than the deduction of the Cost of Insurance Charge and any rider charges:

Step 2:	To calculate the cost of insurance charge attributable to the base selected face amount:

a.	The amount of the death benefit attributable to the base selected face amount will be the greater of (i) the base selected face amount if Death Benefit Option A is in effect or the base selected face amount plus account value, as computed in Step 1 above, if Death Benefit Option B is in effect and (ii) the minimum death benefit. The minimum death benefit used here is based on the account value computed in Step 1 above.
b.	We divide the amount of the death benefit determined in Step 2(a) above by an amount equal to 1 plus the monthly equivalent (expressed as a decimal fraction) of the minimum annual interest rate for the GPA (1%).
c.	We subtract the account value, as computed in Step 1 above, from the amount of benefit for the base selected face amount determined in Step 2(b) above. The result is the amount of insurance that requires a charge for the base selected face amount.

Step 3:	We multiply the discounted insurance risk (determined in Step 2) by the cost of insurance charge rate.

Step 4:	To calculate the cost of insurance charge attributable to the supplemental selected face amount:

a.	The amount of benefit attributable to the supplemental selected face amount will be the supplemental selected face amount reduced by (but not to less than zero) the excess, if any, of the minimum death benefit over: for Death Benefit Option A, the base selected face amount; or for Death Benefit Option B, the base selected face amount plus the certificate’s account value as computed in Step 1 above. The minimum death benefit used here is based on the account value computed in Step 1 above.
b.	We divide the amount of benefit determined in Step 4(a) above by an amount equal to 1 plus the monthly equivalent (expressed as a decimal fraction) of the minimum annual interest rate for the GPA (1%). The result is the amount of insurance that requires a charge for the supplemental selected face amount.

Step 5:	We multiply the supplemental selected face amount insurance risk (determined in Step 4) by the cost of insurance charge rate.

Step 6:	We add the base selected face amount cost of insurance charge calculated in Step 3 above to the supplemental selected face amount cost of insurance charge calculated in 5 above. This amount is your monthly cost of insurance charge.

Additional Information about the Cost of Insurance Charge

We will apply any changes in the cost of insurance charges in a manner not unfairly discriminatory to certificate owners. No change in insurance classification or cost will occur on account of deterioration of the insured’s health after we issue the certificate.

Because your account value and death benefit may vary from month to month, your cost of insurance charge may also vary on each monthly calculation date. The cost of your insurance depends on the amount of the insurance risk on your certificate. Factors that may affect the insurance risk include:

•	the amount and timing of premium payments;
•	investment performance;
•	fees and charges assessed;
•	rider charges;
•	withdrawals;
•	certificate loans;
•	changes to the base and/or supplemental selected face amount; and
•	changes to the death benefit option.

Rider Charges.  You can obtain additional benefits by applying for riders on your certificate. The purpose of the charge for these riders is to compensate us for the anticipated cost of providing the additional benefits. More information regarding the riders’ charges can be found below, under “Other Benefits Available Under the Certificate” heading.

Other Charges

We do not currently charge the Separate Account divisions for federal income taxes attributable to them. However, we reserve the right to eventually charge the Separate Account divisions to provide for future federal income tax liability of the Separate Account divisions.

Fund Expenses

The Separate Account purchases shares of the funds at net asset value. The net asset value of each fund reflects expenses already deducted from the assets of the fund. Such expenses include investment management fees and other expenses and may include acquired fund fees and expenses. For some funds, expenses will also include 12b-1 fees to cover distribution and/or certain service expenses. When you elect a fund as an investment choice, that fund’s expenses will increase the cost of your investment in the certificate. See each fund’s prospectus for more information regarding these expenses.

Reduction of Charges

We may reduce or eliminate certain charges (premium load, cost of insurance charge, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

•	the number of insureds;
•	the total premium expected to be paid;
•	total assets under management for the group policy owner;
•	the nature of the relationship among individual insureds;
•	the purpose for which the certificates are being purchased;
•	the expected persistency of individual certificates; and
•	any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to certificate owners which reflects differences in costs of services. Any reduction in charges may be discontinued after termination of employment or other relationship or if the employer is no longer sponsoring the program.

Other Benefits Available Under The Certificate

At your employer’s request, the certificate can include additional benefits. We approve these benefits based on our standards and limits for issuing insurance and classifying risks. Any additional benefit we provide by rider is subject to the terms of both the rider and the certificate. We generally deduct the cost of any rider as part of the monthly charges. Some riders do not result in monthly charges; however, we may charge a one-time fee when you exercise the rider. The availability, operation and benefits of the riders may vary by state.

Accelerated Benefits for Terminal Illness Rider.  This rider permits part of the proceeds of the certificate to be available before death if the insured becomes terminally ill. We will require proof, satisfactory to us, that the insured is terminally ill and is not expected to live longer than twelve (12) months (twenty-four (24) months in certain states) prior to activation of the rider. In return for the advanced payment, we establish a lien against the certificate, equal to the amount of the accelerated benefit. We do not charge interest against the lien. This rider is available under all certificates. There is currently no charge for this rider. If a claim is made under this rider, then we will assess a charge of no more than $250.

An accelerated benefit will be paid when the following requirements are met:

1.	we receive the owner’s Written Request for payment of an accelerated death benefit under the certificate;
2.	we receive the insured’s written authorization to release medical records to us;
3.	we receive the written consent to this request of any assignee and any irrevocable beneficiary under the certificate; and
4.	we receive proof, satisfactory to us, that the insured has a terminal illness as defined in the rider.

The amount of the death benefit under the certificate that can be considered for acceleration is determined as of the acceleration date. The acceleration date is the first date on which all the requirements for acceleration, except any confirming examination that we may require, have been met.

The amount eligible for acceleration under the rider (the “Eligible Amount”) is equal to the death benefit payable upon the death of the insured under the certificate.

The owner may accelerate any portion of the Eligible Amount subject to the following limitations:

•	the minimum amount that may be accelerated is $25,000; and
•	the maximum amount that may be accelerated is equal to the lesser of 75% of the Eligible Amount or $250,000 minus the total amount accelerated under all other policies issued by us or any of our affiliates on the life of the insured.

After the accelerated benefit payment is made, this certificate will remain in force and premiums and charges will continue in accordance with the certificate provisions.

Payment of the accelerated benefit will be made to the owner in a lump sum. However, we will not make the payment if we first receive due proof of the insured’s death; in this case we will instead pay the death benefit as if no request has been received under the rider. Payment of the accelerated benefit will be made only once.

Benefits under the rider may be taxable. The owner should seek tax advice prior to requesting an accelerated death benefit payment.

The rider terminates upon any of the following events:

•	on the date the accelerated benefit payment is made;
•	the certificate terminates;
•	if applicable, any Overloan Protection Rider to the certificate is exercised; or
•	two years before the paid-up certificate date.

Where this rider is available, it is included automatically with the certificate.

Accidental Death Benefit Rider.  In the event of accidental death of the insured, we will pay a benefit equal to the lesser of:

•	a. the base selected face amount on the date of the insured’s death; or
•	b. $5,000,000.

To pay any benefit under this rider, we will require proof, satisfactory to us, that the insured’s death occurred:

•	as a direct result of accidental bodily injury independently of all other causes;
•	within 180 days after the injury occurred; and
•	while the certificate and rider were in force.

No accidental death will be payable if the insured’s death results directly or indirectly from any of these causes.

•	Suicide – Suicide, while the insured is sane or insane.
•	War – War, declared or undeclared, or any act of war.
•	Military Service – Service in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.
•	Aviation – Travel in, or descent from or with, any kind of aircraft aboard which the insured is a pilot or crew member or is giving or receiving any training. “Crew member” includes anyone who has any duty aboard the aircraft.
•	Natural Causes – Bodily or mental illness, disease, or infirmity of any kind, or medical or surgical treatment for any of these.
•	Drug – The taking or injection of any drug, hypnotic, or narcotic, accidentally or otherwise.
•	Felony – Death that occurred while committing a felony.

This rider ends automatically:

•	On the certificate anniversary date which is on or next follows the insured’s 65th birthday; or
•	Upon the termination of the certificate for any reason.

The rider may also be cancelled by the owner’s Written Request. Cancellation will take effect on the monthly calculation date that is on, or next follows, the date we receive the Written Request at our Administrative Office.

There is an additional charge for this rider equal to $0.025 per $1,000 of rider coverage.

Children’s Level Term Insurance Rider.  This rider provides $25,000 of level term insurance on the life of each of the insured’s children between the ages of 15 days and 26 years. Subject to certain conditions in the rider, the rider may be converted into a policy on the life of the insured child without evidence of insurability. There is an additional charge for this rider which is guaranteed not to exceed $4.50 per month. The term of insurance for a child ends on the earlier of:

a.	the date the certificate terminates; or
b.	the monthly calculation date on or next following the date we received the rider owner’s Written Request to terminate the rider; or
c.	the insured’s attained age 65; or
d.	the certificate anniversary date on or next following the insured child’s 26th birthday.

If the insured dies while the rider is in force, coverage on the life of the insured child will continue until the certificate anniversary date that is on or next follows the insured child’s 26th birthday.

Overloan Protection Rider

Note: The IRS has not issued guidance on the tax consequences of exercising the Overloan Protection Rider. It is possible that the IRS could assert that the certificate debt should be treated as a distribution, in whole or in part, when the rider is invoked. Consult with a tax advisor regarding the risks associated with invoking this rider.

This rider is automatically attached on the issue date of the certificate if the certificate has been issued using the Guideline Premium Test under Section 7702 of the IRC. In the event that the certificate non-loaned account value is insufficient to cover the certificate’s monthly charges, this rider provides a paid-up life insurance benefit. A Written Request to exercise the rider must be sent to our Administrative Office. We charge a one-time fee to exercise the rider. The rider will be effective (the “Rider Effective Date”) on the next monthly calculation date after:

1.	we have received the owner’s Written Request to exercise the rider; and
2.	all other conditions for exercising the rider have been met.

Once the rider has been exercised, the death benefit option will be changed to Option A and the total selected face amount will be reduced to equal the minimum death benefit.

The rider cannot be exercised unless the certificate meets all of the following requirements:

•	the certificate is in force and has reached the 15th certificate anniversary date;
•	the insured is at least attained age 75;
•	the account value is at least $100,000;
•	the non-loaned account value is sufficient to pay the rider charge;
•	the certificate is issued under the Guideline Premium Test;

•	the certificate is not, and exercise of this rider will not cause the certificate to become, a “modified endowment contract” under the IRC;
•	the certificate debt exceeds a specified percentage of the account value after deduction of the rider charge. This percentage is called the “Overloan Trigger Point Percentage” and varies by the attained age of the insured. The Overloan Trigger Point Percentages are shown on the table attached to the rider; and
•	all amounts that may be withdrawn from the certificate without the imposition of federal income tax must be taken as partial surrenders prior to exercise of the rider.

The first time the requirements to exercise this rider are met, we will notify the owner. The notice will be mailed 31 days before the end of the certificate’s grace period.

Exercising this rider will affect the certificate and any other certificate riders, as of the Rider Effective Date, as follows:

1.	Interest will continue to accrue on the certificate debt at the applicable loan interest rate;
2.	The loaned account value in the GPA will earn interest at the same rate as the loan interest rate;
3.	Any remaining non-loaned account value will be held in the GPA and will continue to accrue interest at not less than this guaranteed minimum interest rate for the GPA;
4.	All other riders, including without limitation any Accelerated Benefits Rider For Terminal Illness, Accidental Death Benefit Rider, Children’s Level Term Insurance Certificate Rider, Spouse Level Term Insurance Certificate Rider, and Waiver of Monthly Charges Rider, will be terminated;
5.	No further monthly charges or additional charges will be taken from the account value;
6.	No further certificate loans may be taken;
7.	No further certificate changes, account transfers or partial surrenders will be allowed;
8.	No further premium payments or loan repayments will be allowed;
9.	The total selected face amount will equal the minimum death benefit, after deduction of the charge for the rider;
10.	The certificate will be placed in paid-up status; and
11.	The owner will be notified of the changes to the certificate.

Spouse Level Term Insurance Rider.  This rider provides level term insurance on the life of an insured spouse. The spouse may not be legally separated from the insured when coverage under the rider becomes effective. Spouse as defined in this rider includes civil union or domestic partner if recognized under applicable state law. The minimum amount of term insurance under this rider is $50,000.

Subject to certain conditions in the rider, the rider may be converted into a policy on the life of the insured spouse without evidence of insurability. You may request an increase or decrease in the face amount of the rider, which will be subject to our approval. If you change the face amount, your certificate charges will change accordingly. There is an additional charge for this rider that varies based on the individual characteristics of the insured. See the Periodic Charges Other than Fund Operating Expenses table for information about the Spouse Level Term Insurance Rider charge.

Coverage under the rider will end on the earliest of:

1.	the date of termination of the certificate; or
2.	the monthly calculation date on or next following the date we receive your Written Request to terminate this rider; or
3.	the date this rider is converted to a new policy; or
4.	the certificate anniversary date that is on or next follows the insured spouse’s 65th birthday; or
5.	if applicable, the date any Overloan Protection Rider to the certificate is exercised.

Waiver of Monthly Charges Rider.  Under this rider we will waive the monthly charges deducted against your account value (other than the mortality and expense risk charge) if:

•	the insured becomes totally disabled (as defined in the rider) before the certificate anniversary that is on or next follows the insured’s 65th birthday; and
•	such total disability continues for six (6) consecutive months.

Benefits payable under this rider end when any of the following occurs:

•	the insured is no longer totally disabled; or
•	you do not give us the required satisfactory proof of continued total disability; or
•	the insured fails or refuses to have a required examination; or
•	the certificate anniversary date that is on or next follows the insured’s 65th birthday, or, if later, the date two (2) years from the date the total disability began.

Proof of claim must be received at our Administrative Office while the insured is living and during the continuance of total disability. Also, it must be received within one year after the earlier of:

1.	the certificate anniversary date that is on or next follows the insured’s 65th birthday; and
2.	termination of the certificate.

However, if it was not reasonably possible to give us notice and/or proof of claim on time, the delay will not reduce the benefit if notice and/or proof are given as soon as reasonably possible.

Until we approve your claim, you are required to pay all premiums necessary to avoid a lapse of this certificate. If total disability begins during this certificate’s grace period, any required premiums must be received before we will approve the claims made under this rider.

We will not return any premiums paid; however, we will adjust the account value according to the terms of the rider.

There is an additional charge for this rider that varies based on the individual characteristics of the insured. See the Periodic Charges Other than Fund Operating Expenses table for information about the Waiver of Monthly Charges Rider charge.

This rider may be cancelled by the owner’s Written Request. Cancellation will take effect on the monthly calculation date that is on, or next follows, the date we receive the Written Request at our Administrative Office.

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the certificate. The information presented is not written or intended as tax or legal advice, and may not be relied upon for purposes of avoiding any federal tax penalties. You are encouraged to seek tax and legal advice from a qualified tax advisor. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the IRC, Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any certificate. We reserve the right to make changes in the certificate to assure that it continues to qualify as life insurance for tax purposes.

No attempt is made in this prospectus to consider any applicable state or other tax laws.

This certificate is intended to qualify under Section 7702 of the IRC as a “life insurance contract” for federal tax purposes. To maintain its status as a “life insurance contract” we will monitor the certificate for compliance with the limits established by the IRC. In any certificate year, we reserve the right to take any action we deem necessary to maintain the status of the certificate, including the right to refund premium or to distribute to you a portion of the account value. We may adjust the applicable limits to reflect any certificate change(s) we permit, but we may also restrict or deny any change to the certificate benefits (such as rider additions, rider removal or reduction, or withdrawals) to the extent required to maintain the certificate’s status.

Certificate Proceeds and Loans

We believe the certificate meets the IRC definition of life insurance. Therefore, the death benefit under the certificate generally is excludible from the beneficiary’s gross income under federal tax law. If you sell the certificate or there is a transfer for value under IRC 101(a)(2), all or a portion of the death benefit under the certificate may become taxable unless an exception applies.

As a life insurance certificate under the IRC, the gain accumulated in the certificate is not taxed until it is withdrawn or otherwise accessed. Any gain withdrawn from the certificate is taxed as ordinary income.

The following information applies only to a certificate that is not a modified endowment contract (MEC) under federal tax law. See “Modified Endowment Contracts” later in this section for information about MECs.

As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis (also referred to as investment in the contract) in the certificate. Cost basis equals the sum of the premiums and other consideration paid for the certificate less any prior withdrawals under the certificate that were not subject to income taxation. For example, if your cost basis in the certificate is $10,000, amounts received under the certificate will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.

However, special rules apply to certain withdrawals associated with a decrease in the certificate death benefit. The IRC provides that if:

•	there is a reduction of benefits during the first fifteen (15) years after a certificate is issued, and
•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After fifteen (15) years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the certificate for its net surrender value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the certificate. For this calculation, the value received is equal to the account value, but not reduced by any outstanding certificate debt. Therefore, if there is a loan on the certificate when the certificate is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.

To illustrate how certificate termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your cost basis in the certificate is $10,000, your account value is $15,000, you have no surrender charges, and you have received no other distributions and taken no withdrawals under the certificate. If, in this example, you have an outstanding certificate debt of $14,000, you would receive a payment equal to the net surrender value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 account value minus $10,000 cost basis).

The potential that certificate debt will cause taxable income from certificate termination to exceed the payment received at termination also may occur if the certificate terminates without value. Factors that may contribute to these potential situations include:

1.	amount of outstanding certificate debt at or near the maximum loan value;
2.	unfavorable investment results affecting your certificate account value;
3.	increasing monthly certificate charge rates due to increasing attained ages of the insureds (An insured’s “attained age” is equal to his or her issue age plus the number of completed certificate years); and
4.	high or increasing amount of insurance risk, depending on death benefit option and changing account value.

One example occurs when the certificate debt limit is reached. If, using the previous example, the account value were to decrease to $14,000 due to unfavorable investment results, and the certificate were to terminate because the certificate debt limit is reached, the certificate would terminate without any cash paid to you; but your taxable income from the certificate at that time would be $4,000 ($14,000 account value minus $10,000 cost basis). The certificate also may terminate without value if unpaid certificate loan interest increases the outstanding certificate debt to reach the certificate debt limit.

To avoid certificate terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your certificate in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a certificate loan. If you take a certificate loan, you should monitor the status of your certificate with your financial representative and your tax adviser at least annually, and take appropriate preventative action.

We believe that, under current tax law, any loan taken under the certificate will be treated as certificate debt of the owner. If your certificate is not a MEC, the loan will not be considered income to you when received.

Interest on certificate loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade or business” or “investment” purposes, provided that you meet certain narrow criteria.

If the owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned certificate. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (AMT) may apply to the gain accumulated in a certificate held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the certificate’s net surrender value on the date of death.

Investor Control and Diversification

There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among divisions of the

Separate Account also are deferred. For these benefits to continue, the certificate must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the certificate owner, has control of the investments underlying the various divisions for the certificate to qualify as life insurance.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the Internal Revenue Service (IRS) were to conclude that you, as the investor, have control over these investments, then the certificate would no longer qualify as life insurance and you would be taxed on the gain in the certificate as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a certificate owner can have too much investor control if the variable life certificate offers a large number of Separate Account divisions in which to invest account values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to certificates already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the certificate, so that it will not lose its qualification as life insurance due to investor control.

In addition, the IRC requires that the investments of the Separate Account divisions be “adequately diversified” in order for a certificate to be treated as a life insurance contract for federal income tax purposes. It is intended that the Separate Account divisions, through their underlying investment funds, will satisfy these diversification requirements.

Modified Endowment Contracts

If a certificate is a modified endowment contract (MEC) under federal tax law, loans, withdrawals, and other amounts distributed under the certificate are taxable to the extent of any income accumulated in the certificate. The certificate income is the excess of the account value (both loaned and unloaned) over your cost basis. For example, if your cost basis in the certificate is $10,000 and the account value is $15,000, then all distributions up to $5,000 (the accumulated certificate income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual owners. The penalty tax will not apply to distributions:

•	made on or after the date the taxpayer attains age 59 1⁄2; or
•	made because the taxpayer became disabled; or
•	made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

A certificate is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A certificate fails this test if:

a.	the accumulated amount paid under the certificate at any time during the first seven (7) contract years exceeds

b.	the total premiums that would have been payable at that time for a certificate providing the same benefits guaranteed after the payment of seven (7) level annual premiums.

A life insurance certificate may pass the 7-pay test and still be taxed as a MEC if it is received in a section 1035 tax-deferred exchange for a MEC.

If certain changes are made to a certificate, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period we will retest the certificate using the lower benefit amount from the start of that testing period. If the reduction in death benefit causes the certificate to fail the 7-pay test for any prior certificate year, the certificate will be treated as a MEC beginning with the certificate year in which the reduction takes place.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within ninety (90) calendar days after the reduction in such benefits.

We will retest whenever there is a “material change” to the certificate while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the certificate provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new 7-pay test period or cause the certificate to become a MEC.

Once a certificate fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the certificate. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the certificate’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two (2) years prior to the certificate’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of gain accumulated in that particular certificate. For purposes of determining the amount of taxable income received from a MEC, the law considers the total of all gain in all the MECs issued within the same calendar year to the same owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total gain.

Other Tax Considerations

A change of the owner or an insured, or an exchange or assignment of the certificate, may cause the owner to recognize taxable income.

The impact of federal income taxes on values under the certificate and on the benefit to you or your beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each owner or beneficiary.

Qualified Plans

The certificate may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a certificate with such plans are complex, you should not use the certificate in this way until you have consulted a competent tax adviser. You may not use the certificate as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or Section 403(b) custodial account.

Employer-owned Policies

The IRC contains certain notice and consent requirements for “employer-owned life insurance” policies. The IRC defines “employer-owned life insurance” as a life insurance contract:

a.	that is owned by a person or entity engaged in a trade or business (including policies owned by related or commonly controlled parties);
b.	insuring the life of a U.S. citizen or resident who is an employee on the date the contract is issued; and
c.	under which the certificateholder is directly or indirectly a beneficiary.

The tax-free death benefit for employer-owned life insurance is limited to the amount of premiums paid unless certain notice and consent requirements are met. The notice requirements are met if, before the contract is issued, the employee is notified in writing of the following:

a.	the employer intends to insure the employee’s life;
b.	the maximum face amount for which the employee could be insured at the time the contract was issued; and
c.	the employer will be the beneficiary of any proceeds payable on the death of the employee.

Prior to issuance of the contract, the employee must provide written consent to being insured under the contract and to continuation of the coverage after employment terminates.

The law also imposes annual reporting and record keeping requirements for businesses owning employer-owned life insurance policies. The employer must maintain records of the employer’s notice and the employee’s consent, and must file certain annual reports with the IRS.

Provided that the notice and consent requirements are satisfied, the death proceeds of an employer-owned life insurance policy will generally be income tax-free in the following situations:

1.	At the time the contract is issued, the insured employee is a director, highly compensated employee, or highly compensated individual within the meaning of IRC section 101(j)(2)(A)(ii);
2.	The insured was an employee at any time during the 12-month period before his or her death;
3.	The proceeds are paid to a member of the insured’s family, an individual who is the designated beneficiary of the insured under the contract, a trust established for the benefit of any such member of the family or designated beneficiary, or the insured’s estate; or
4.	The proceeds are used to purchase an equity interest in the employer from any of the persons described in (3).

Death proceeds that do not fall within one of the enumerated exceptions will be subject to ordinary income tax (even if the notice and consent requirements were met), and MassMutual will report payment of taxable proceeds to the IRS, where applicable.

Business Uses of Certificate

Businesses can use the certificates in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. The Internal Revenue Service and Treasury have issued guidance that may substantially affect these arrangements. If you are purchasing the certificate for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

Tax Shelter Regulations

Prospective owners that are corporations should consult a tax adviser about the treatment of the certificate under the Treasury Regulations applicable to corporate tax shelters.

Alternative Minimum Tax

If the owner of the life insurance policy is a corporation, there may also be an indirect tax upon the income in the policy or the proceeds of the policy under the federal corporate alternative minimum tax.

Generation Skipping Transfer Tax

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of a life insurance certificate is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the IRC may require us to deduct the tax from your certificate, or from any applicable payment, and pay it directly to the IRS.

Federal Income Tax Withholding

To the extent that certificate distributions are taxable, they are generally subject to withholding for federal income tax. Owners can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico

Income received by residents of Puerto Rico under life insurance certificates issued by a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Non-Resident Aliens and Foreign Entities

Generally, a distribution from a contract to a non-resident alien or foreign entity is subject to federal income tax withholding at a rate of 30% of the amount of the income that is distributed. A non-resident alien is a person who is neither a citizen, nor a resident, of the United States of America (U.S.). We are required to withhold the tax and send it to the IRS. Some distributions to non-resident aliens or foreign entities may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on Form W-8BEN (or the equivalent entity form), providing us with:

1.	proof of residency (in accordance with IRS requirements); and
2.	the applicable taxpayer identification number.

If the above conditions are not met, we will withhold 30% of the income from the distribution. Additionally, under the Foreign Account Tax Compliance Act effective July 1, 2014, U.S. withholding may be required for certain foreign entity owners (including foreign financial institutions and non-financial foreign entities (such as corporations, partnerships and trusts)) at a rate of 30% without regard to lower treaty rates.

Sales to Third Parties

If you sell your certificate to a viatical settlement provider, and the insured is considered terminally or chronically ill within the meaning of IRC section 101(g), the proceeds of the sale will be treated as death benefit proceeds, and will generally be received by you income tax-free.

However, the sale of your certificate to an unrelated investor in a sale that does not qualify as a viatical settlement may have adverse tax consequences. IRS guidance provides that the gain from such a sale is taxed as ordinary income to the extent that you would have realized ordinary income if you had instead surrendered your certificate. Any amount you receive in excess of that amount is taxed as capital gain income. The IRS has also taken the position that your cost basis in the certificate for computing the gain on the sale must be decreased by the cumulative cost of insurance charges incurred prior to the sale. This adjustment will result in a higher taxable gain than had the basis not been reduced.

Medicare Hospital Insurance Tax

Effective for tax years beginning after December 31, 2012, a Medicare Hospital Insurance Tax (known as the “Unearned Income Medicare Contribution”) applies to all or part of a taxpayer’s “net investment income,” at a rate of 3.8%, when certain income thresholds are met. “Net investment income” is defined to include, among other things, non-qualified annuities and net gain attributable to the disposition of property. Under final tax regulations issued in 2013, this definition includes the taxable portion of any annuitized payment from a life insurance contract and it may also include the gain from the sale of a life insurance contract. Under current guidance we are required to report to the IRS whether a distribution is potentially subject to the tax. You should consult a tax adviser as to the potential impact of the Medicare Hospital Insurance Tax on your certificate.

Other Information

Paid-up Certificate Date

The paid-up certificate date is the certificate anniversary after the insured’s 100th birthday. On and after this date, your base selected face amount will equal the account value and your supplemental selected face amount will equal zero (0). As of this date and thereafter, the death benefit option will be Death Benefit Option A, the charge for cost of insurance will be $0 and we will no longer accept premium payments. We will continue to deduct any other account value charges. Your payment of premiums does not guarantee that the certificate will continue in force to the paid-up certificate date.

Distribution

The certificates are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with the Company and the Separate Account, MMLIS serves as principal underwriter of the certificates sold by its registered representatives, and MML Distributors serves as principal underwriter of the certificates sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

Both MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA). MMLIS and MML Distributors receive compensation for their actions as principal underwriters of the certificates.

Commissions.  Commissions are paid to MMLIS and all broker-dealers who sell the certificate. Commissions for sales of the certificates by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the certificates by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker-dealers.

Commissions are a percentage of premiums paid under the certificates. Commissions will not exceed 30% of premiums, plus 0.20% of the certificate’s average annual variable account value.

Additional Compensation Paid to MMLIS.  Most MMLIS registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of this certificate may help these registered representatives and their supervisors qualify for such benefits. MMLIS registered representatives who are also General Agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the certificate by MMLIS registered representatives.

Additional Compensation Paid to Certain Broker-Dealers.  In addition to the commissions described above, we may make cash payments to certain broker-dealers to attend sales conferences and educational seminars, thereby promoting awareness of our products. This additional compensation is not offered to all broker-dealers and the terms of the arrangements may differ among broker-dealers. Any such compensation will be paid by MML Distributors or us out of our or MML Distributors’ assets and will not result in any additional direct charge to you.

Compensation in General.  The compensation arrangements described in the paragraphs above may provide a registered representative with an incentive to sell this certificate over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this certificate.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments (if applicable) and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer, depending on the agreement between the representative and their firm. MassMutual is not involved in determining compensation paid to a registered representative of an unaffiliated broker-dealer. You may contact, as applicable, MMLIS, your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a certificate.

Other Certificate Rights and Limitations

Right to Assign the Certificate.  You may assign your certificate as collateral for a loan or other obligation, subject to any outstanding certificate debt and our approval. We will refuse or accept any request to assign the certificate on a non-discriminatory basis. Please refer to your certificate. For any assignment we allow to be binding on us, we must receive a Written Request and a copy of the signed assignment in proper form at our Administrative Office. We are not responsible for the validity of any assignment. If you assign your certificate, certain of your rights may only be exercised with the consent of the assignee of record. The interest of the beneficiary or any other person will be subject to the assignment.

Your Voting Rights.  We are the legal owner of the fund shares. However, you have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the certificate. This right is limited to the extent you have account value allocated to a Separate Account division invested in those funds on the record date. We vote shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions. This process may result in a small number of certificate owners controlling the vote. There is no minimum number of votes required. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Your right to instruct us is based on the number of shares of the funds attributable to your certificate. The number of shares of any fund, attributable to your certificate, is determined by dividing the account value held in that Separate Account division by $100. Fractional votes are counted.

We will send you or, if permitted by law, make available electronically, proxy material and a form to complete giving us voting instructions.

Understanding Your Product.  Variable life insurance policies are complex insurance products with unique benefits. Before you purchase a variable life insurance certificate, you should consider whether, among other things:

•	you have a need for death benefit protection;
•	you understand the risks and benefits of the certificate;
•	you can afford to pay the applicable certificate charges to keep the certificate in force;
•	you understand how the certificate charges impact your certificate’s account value;

•	you understand your account value will fluctuate when allocated to the Separate Account;
•	you understand that the Company prohibits market timing and frequent transfers;
•	you understand that you generally have no access to your account value in the first six (6) months;
•	you understand whether your registered representative will receive more compensation for selling this life insurance certificate rather than another;
•	you understand that if you are older, the following features of a variable life insurance policy will more likely disadvantage you:
1.	the limitations on account value access; and
2.	the impact of account value fluctuations on variable death benefit options.

Deferral of Payments.  We may delay payment of any surrenders, withdrawals and loan proceeds from the GPA for up to six (6) months from the date the request is received at our Administrative Office.

We may suspend or postpone transfers from the Separate Account divisions, or delay payment of any surrenders, withdrawals, loan proceeds, and death benefits from the Separate Account during any period when:

•	it is not reasonably practicable for us to determine the amount because the NYSE is closed, except for normal weekend or holiday closings, or trading is restricted by the SEC;
•	the SEC determines that an emergency exists; or
•	the SEC permits us to delay payment for the protection of our certificate owners.

If, pursuant to SEC rules, a money market fund suspends payment of redemption proceeds in connection with the implementation of liquidity gates by the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from a money market division until the removal of such liquidity gates.

If we delay payment of a surrender or withdrawal for thirty (30) calendar days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

Possible Restrictions on Financial Transactions.  Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment or block an owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, loans, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your certificate to government regulators.

Reservation of Company Rights to Change the Certificate or Separate Account

Separate Account Changes.  We reserve the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to create separate accounts and make certain material changes to the structure and operation of the Separate Account, including, among other things:

•	create new divisions of the Separate Account;
•	create new segments of the Separate Account for any new variable life insurance products we create in the future;
•	eliminate divisions of the Separate Account;
•	close existing divisions of the Separate Account to allocations of new premium payments by current or new certificate owners;
•	combine the Separate Account or any Separate Account divisions with one or more different separate accounts or Separate Account divisions;
•	transfer the assets of the Separate Account or any division of the Separate Account that we may determine to be associated with the class of contracts to which the certificate belongs to another separate account or division;
•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	de-register the Separate Account under the 1940 Act in the event such registration is no longer required; and
•	change the name of the Separate Account.

Computer System Failures and Cybersecurity

The Company and its business partners rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company and its business partners have policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, our respective computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of our or our business partners’ computer systems for any reason could disrupt operations, result in the loss of customer business and adversely impact profitability.

The Company and its business partners retain confidential information on our respective computer systems, including customer information and proprietary business information. Any compromise of the security of our or our business partners’ computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses.

Legal Proceedings

The Company is subject to legal and regulatory actions, including class action lawsuits, in the ordinary course of its business. Our pending legal and regulatory actions include proceedings specific to us, as well as proceedings generally applicable to business practices in the industry in which we operate. From time to time, we also are subject to governmental and administrative proceedings and regulatory inquiries, examinations, and investigations in the ordinary course of our business. In addition, we, along with other industry participants, may occasionally be subject to investigations, examinations, and inquiries (in some cases industry-wide) concerning issues upon which regulators have decided to focus. Some of these proceedings involve requests for substantial and/or unspecified amounts, including compensatory or punitive damages.

While it is not possible to predict with certainty the ultimate outcome of any pending litigation proceedings or regulatory action, management believes, based on information currently known to it, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect upon the Separate Account, the ability of the principal underwriter(s) to perform in accordance with its contracts with the Company on behalf of the Separate Account, or the ability of the Company to meet its obligations under the certificate.

For more information regarding the Company’s litigation and other legal proceedings, see the notes to the Company’s financial statements contained within the SAI.

Our Ability to Make Payments Under the Certificate

Our Claims Paying Ability.  Our “claims-paying ability” is our ability to meet any contractual obligation we have to pay amounts under the certificate. These amounts include death benefits, withdrawals, surrenders, certificate loans, and any amounts paid through the certificate’s additional features and guarantees. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and as with any insurance product, there are risks to purchasing this certificate. For this reason, when purchasing a certificate and making investment decisions, you should consider our financial strength and claims-paying ability to meet our obligations under the certificate.

Obligations of Our Separate Account.  Net premium and account value may be allocated to the divisions of the Separate Account. The Separate Account will purchase equivalent shares in the corresponding funds. Any death benefits, withdrawals, surrenders, certificate loans, or transfers of account value from the divisions of the Separate Account will be redeemed from the corresponding funds. We cannot use the Separate Account’s assets to pay any of our liabilities other than those arising from the certificates. See “The Separate Account” section.

Obligations of Our General Investment Account.  Net premium and account value you allocate to the GPA is maintained in our general investment account. The assets of our general investment account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. We use general investment account assets for many purposes including to pay death benefits, withdrawals, surrenders, certificate loans, and transfers from the GPA as well as to pay amounts we provide to you through elected additional features and guarantees that are in excess of your variable account value allocated to the Separate Account.

Because of exemptive and exclusionary provisions, the general investment account, unlike the Separate Account, has not been registered under the 1933 Act or the 1940 Act. As a result, the general investment account is generally not subject to the provisions of the 1933 Act or the 1940 Act. However, disclosures in this prospectus that relate to the GPA and the general investment account are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.

Unclaimed Property

Every state has some form of unclaimed property law that imposes varying legal and practical obligations on insurers and, indirectly, on certificate owners, insureds, beneficiaries, and any other payees of proceeds from a certificate. Unclaimed property laws generally provide for the transfer of benefits or payments under various circumstances to the abandoned property division or unclaimed property office in the state of last residence. This process is known as escheatment. To help avoid escheatment, keep your own information, as well as beneficiary and any other payee information up-to-date, including: full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. To update this information, contact our Administrative Office.

Financial Statements

We encourage both existing and prospective owners to read and understand our financial statements. Our audited statutory financial statements and those of the Separate Account are included in the SAI. You can request an SAI by contacting our Administrative Office at the number or address on page 1 of this prospectus.

The SAI contains additional information about the Separate Account and the certificate. The SAI is incorporated into this prospectus by reference and it is legally part of this prospectus. We filed the SAI with the SEC. The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-551-8090. You may also obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644.

For a free copy of the SAI, other information about this certificate, or general inquiries, contact our Administrative Office:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

PO Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You can also request, free of charge, a personalized illustration of death benefits, surrender values, and cash values from your registered representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

Securities Act file number: [333-            ]

Class (Contract) Identifier: [                    ]

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

(Registrant)

            , 2015

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated             , 2015 for the Strategic Group Variable Universal Life® II (GVUL II) certificate. The GVUL II certificate and its prospectus may be referred to in this SAI.

For a copy of the GVUL II prospectus, contact your registered representative, our Administrative Office by mail at Massachusetts Mutual Life Insurance Company, LCM Document Management Hub, 1295 State Street, PO Box 2488, Springfield, Massachusetts 01101-2488, or by phone (1-800-548-0073), by Fax at 1-860-562-6154, or by email at LCMClientServices@massmutual.com, or access the Internet at www.massmutual.com, or access the Securities and Exchange Commission website at www.sec.gov.

TABLE OF CONTENTS

	SAI	Prospectus
General Information and History	2
• Company	2	10
• The Separate Account	2	15

Services	2

Additional Information About the Operation of the Certificate and the Registrant	2
• Purchase of Shares in Underlying Investment Funds	2
• Annual Reports	2
• Benefits Available by Rider	3	33

Underwriters	3	42
• Commissions	4

Additional Information	5
• Underwriting Procedures	5
• Increases in Selected Face Amounts	5	28

Performance Data	5

Experts	6

Financial Statements	6	46
• The Registrant	6
• The Depositor	6

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

1

GENERAL INFORMATION AND HISTORY

Company

In this SAI, “The Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, disability income insurance, long-term care insurance, annuities and retirement products to individual and institutional customers. MassMutual was established on May 15, 1851 and is organized as a mutual life insurance company in the Commonwealth of Massachusetts. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The Separate Account

The Company’s Board of Directors established the Separate Account (Massachusetts Mutual Variable Life Separate Account I) on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Guaranteed Principal Account (GPA), the Separate Account, the segment within the Separate Account established to receive and invest premium payments for the certificates, and divisions of that segment.

ADDITIONAL INFORMATION ABOUT THE

OPERATION OF THE CERTIFICATE AND THE REGISTRANT

Purchase of Shares in Underlying Investment Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the underlying funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists, the fund’s board will notify the insurers and take appropriate action to eliminate the conflict.

Annual Reports

Each year within thirty (30) calendar days after the certificate anniversary, we will provide the owner a report showing:

•	the account value at the beginning of the previous certificate year;

•	all premiums paid since that time;

•	all additions to and deductions from the account value during the certificate year; and

•	the account value, death benefit, cash surrender value and certificate debt as of the last certificate anniversary.

This report will be provided at no cost and may contain additional information if required by any applicable law or regulation.

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

2

Benefits Available by Rider

Accelerated Benefits for Terminal Illness Rider. This rider advances to the owner a portion of the certificate’s death benefit, when we receive proof, satisfactory to us, that the insured is terminally ill and is not expected to live more than twelve (12) months (twenty-four (24) in certain states). In return for the advance payment, a lien is placed on the certificate equal to the amount of benefit accelerated. Interest is not charged on the lien. Please refer to the prospectus for further information about the rider.

Accidental Death Benefit Rider. This rider provides a benefit if the insured dies due to accidental causes prior to attaining age 65, when we receive proof, satisfactory to us, of accidental death. Proof of claim must be received at our Administrative Office while the certificate is in force. The rider ends automatically on the certificate anniversary date which is on or next following the insured’s 65th birthday; or upon the termination of the certificate for any reason.

Children’s Level Term Insurance Rider. This rider provides level term insurance on the life of an insured’s children. Subject to certain conditions set forth in the rider, the coverage for the insured under the rider is convertible for a limited amount of time and subject to certain conditions.

Coverage under this rider terminates on the earliest of:

1. the date the certificate terminates;

2. the certificate anniversary date on or next following the youngest insured child’s 26th birthday;

3. the monthly calculation date on or next following the date we receive your Written Request to terminate this rider; or

4. the insured’s attained age 65.

Overloan Protection Rider. This rider is automatically attached on the issue date of the certificate if the certificate has been issued using the Guideline Premium Test under Section 7702 of the IRC. In the event that the certificate non-loaned value is insufficient to cover the certificate’s monthly charges, this rider provides a paid-up life insurance benefit.

Spouse Level Term Insurance Rider. This rider provides level term insurance on the life of an insured spouse. The spouse may not be legally separated from the insured when coverage under the rider becomes effective. Spouse as defined in this rider includes civil union or domestic partner if recognized under applicable state law. The minimum amount of term insurance under this rider is $50,000. Subject to certain conditions in the rider, the rider may be converted into a policy on the life of the insured spouse without evidence of insurability. You may request an increase or decrease in the face amount of the rider, which will be subject to our approval. If you change the face amount, your certificate charges will change accordingly. There is an additional charge for this rider that varies based on the individual characteristics of the insured. See the Periodic Charges Other than Fund Operating Expenses table for information about the Spouse Level Term Insurance Rider charge.

Waiver of Monthly Charges Rider. Under this rider, we will waive monthly charges due for the certificate (other than the mortality and expense risk charge) while the insured is totally disabled as defined in the rider.

UNDERWRITERS

The certificates are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements (Distribution Agreements) with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with MassMutual and the Separate

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

3

Account, MML Investors Services, LLC (MMLIS) serves as principal underwriter of the certificates sold by its registered representatives, and MML Distributors serves as principal underwriter for the certificates sold by registered representatives of other broker-dealers who have entered into Distribution Agreements with MML Distributors.

MMLIS is located at 1295 State Street, Springfield, MA 01111-0001. MML Distributors is located at 100 Bright Meadow Boulevard, Enfield, CT 06082-1981. MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).

As of the date of this SAI, the Contract has not yet been offered for sale. Therefore, no compensation has been paid and reported at this time.

Commissions

Commissions for sales of the certificates by MMLIS registered representatives will be paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the certificates by registered representatives of other broker-dealers will be paid by MassMutual on behalf of MML Distributors to those broker-dealers. As the certificate has not yet been offered for sale, there are no commissions paid and reported at this time.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA (“selling brokers”). We sell the certificate through agents who are licensed by state insurance officials to sell the certificate and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the certificates. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the certificates.

Agents or selling brokers who sell the certificate receive commissions as a percentage of the premium paid. General agents may also receive compensation as a percentage of premium paid. Commissions paid will not exceed 30% of premiums, plus 0.20% of the certificate’s average annual variable account value.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual certificates are eligible for additional compensation. General agents and district managers who are registered representatives may also receive commission overrides, allowance and other compensations.

Agents and general agents may receive commissions at lower rates on certificates sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

We may pay independent, third-party broker-dealers who assist us in finding broker-dealers to offer and sell the certificates compensation based on premium payments for the certificates. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of certificates may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the certificates.

The offering is on a continuous basis.

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

4

ADDITIONAL INFORMATION

Underwriting Procedures

Before we issue a certificate to an individual evidencing insurance under a group universal life insurance policy offered by MassMutual, we will require evidence of insurability. This means that:

1. you must complete an application and submit it to our Administrative Office; and

2. we may require that the insured have a medical examination.

Acceptance is subject to our underwriting rules, and we reserve the right to reject an application for any reason.

Insurance charges will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The insurance charge rate will not exceed those shown on the certificate specifications pages, which are based on 150% of the Ultimate 2001 Commissioners’ Standard Ordinary Mortality Table and age of the insured based on his/her last birthday (80% male).

Increases in Selected Face Amount

Additional coverage acquired in accordance with an increase in face amount will incur cost of insurance charges on the same basis as the original certificate. Following an increase in face amount, account values and premium payments are applied to the total contract, with no distinct assignment to the original certificate and the increased portion. For increases in Base and/or supplemental selected face amount, we will require evidence of insurability based on our underwriting rules. We reserve the right to reject an application for an increase in Base and/or supplemental selected face amount for any reason.

PERFORMANCE DATA

From time to time, we may report actual historical performance of the investment funds underlying each division of the Separate Account. These returns will reflect the fund operating expenses but they will not reflect the mortality and expense risk charge, any deductions from premiums, cost of insurance charges, or rider charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the certificate. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported. Performance will include periods before the certificate was available for sale.

We currently post investment performance reports for Strategic Group Variable Universal Life® II on our website at www.massmutual.com. You can also request a copy of the most recent report from your registered representative or by calling our Administrative Office at 1-800-548-0073, Monday—Friday, 8 AM to 5 PM Eastern Time. Questions about the information in these reports should be directed to your registered representative.

We may also distribute sales literature that includes historical performance of broad market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These indices are provided for informational purposes only.

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

5

EXPERTS

[To come.]

FINANCIAL STATEMENTS

[The following financial statements to be filed by amendment:

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2014

Statements of Operations and Changes in Net Assets for the years ended December 31, 2014 and 2013

Notes to Financial Statements

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2014 and 2013

Statutory Statements of Income (Loss) for the years ended December 31, 2014, 2013 and 2012

Statutory Statements of Changes in Surplus for the years ended December 31, 2014, 2013 and 2012

Statutory Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012

Notes to Statutory Financial Statements]

Strategic Group Variable Universal Life® II (GVUL II)

Statement of Additional Information

6

PART C

OTHER INFORMATION

Item 26.	Exhibits

Exhibit (a)	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account – Incorporated by reference to Initial Registration Statement File No. 333-22557 filed February 28, 1997

Exhibit (b)	Not Applicable

Exhibit (c)	i.	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company – Incorporated by reference to Initial Registration Statement File No. 333 202684 filed on March 12, 2015

	ii.	Underwriting and Servicing Agreement (Distribution Servicing Agreement) dated December 16, 2014 by and between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company on behalf of Massachusetts Mutual Variable Life Separate Account I – Incorporated by reference to Registration Statement File No. 333-22557 filed April 28, 2015

	iii.	Template for Insurance Products Distribution Agreement (Version 12/09) – Incorporated by reference to Post- Effective Amendment No. 4 to Registration Statement File No. 333-150916 filed April 25, 2012

Exhibit (d)	i.	Form of Group Flexible Premium Variable Adjustable Life Insurance Policy *

	ii.	Form of Group Flexible Premium Variable Adjustable Life Insurance Certificate *

	iii.	Accelerated Benefits For Terminal Illness Rider *

	iv.	Accidental Death Benefit Rider *

	v.	Children’s Level Term Insurance Rider *

	vi.	Overloan Protection Rider *

	vii.	Spouse Level Term Life Insurance Rider *

	viii.	Waiver of Monthly Charges Rider *

Exhibit (e)	i.	Group Flexible Premium Variable Adjustable Life Insurance –Employer Master Application & Temporary Life Insurance Agreement *

	ii.	Group Flexible Premium Variable Adjustable Life Insurance Policy – Employee Application *

	iii.	Group Flexible Premium Variable Adjustable Life Insurance Policy – Insurance Enrollment Form *

Exhibit (f)	i.	Charter documentation as amended through August 10, 2008 of Massachusetts Mutual Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-50410 filed November 24, 2008

	ii.	By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 8, 2015 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-150916 filed April 28, 2015

Exhibit (g)	Not Applicable

Exhibit (h)	i.	Participation, Selling, Servicing Agreements:

		a.	Fidelity Funds

			–	Participation Agreement dated May 1, 1998 (Variable Insurance Products Fund II, Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendments effective May 1, 1998 and April 15, 2001 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment effective June 30, 2008 – Incorporated by reference to Pre- Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

			–	Summary Prospectus Agreement effective May 1, 2011 (Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

		b.	Ivy Funds

			–	Participation Agreement dated as of October 25, 2012 (Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

• First Amendment dated January 18, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

• Second Amendment dated June 12, 2015 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-203063 filed June 18, 2015

			–	Services Agreement dated October 25, 2012 by and among Waddell & Reed, Inc., Massachusetts Mutual Life Insurance Company and MML Distributors, LLC *

● Amendment No. 1 effective April 1, 2014 *

c.	MML Funds

	–	Participation Agreement dated November 17, 2005 (MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company)– Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement File No. 002-39334 filed August 22, 2007

●	First Amendment – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

●	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

●	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

●	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 78 to Registration Statement File No. 002-39334 filed March 2, 2011

●	Fifth Amendment dated August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 87 to Registration Statement File No. 002-39334 filed March 1, 2013

●	Sixth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

●	Seventh Amendment dated August 11, 2015 *

d.	MML II Funds

	–	Participation Agreement dated November 17, 2005 (MML Series Investment Fund II, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement File No. 333-122804 filed April 30, 2008

●	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

●	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

●	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

●	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement File No. 333-122804 filed March 2, 2011

●	Fifth Amendment dated August 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

●	Sixth and Seventh Amendments dated and effective August 28, 2012 and November 12, 2012 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333- 122804 filed March 1, 2013

●	Eighth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

●	Ninth Amendment dated August 11, 2015 *

e.	Oppenheimer Funds

	–	Participation Agreement, entered into as of May 1, 2006 and executed on November 20, 2007, (Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post- Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

●	Amendment No. 1 effective April 3, 2008 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed April 28, 2009

●	Amendment No. 2 effective June 8, 2009 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

●	Amendment No. 3 effective October 13, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

●	Amendment No. 4 dated April 1, 2014 – Incorporated by reference to Post- Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

ii.	Shareholder Information Agreements (Rule 22c-2 Agreements)

	a.	Fidelity Distributors Corporation effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	b.	Ivy Funds Variable Insurance Portfolios dated November 13, 2012 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

	c.	MML Series Investment Fund effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

		d.	MML Series Investment Fund II effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

		e.	OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

Exhibit (i)	Not Applicable

Exhibit (j)	Not Applicable

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered **

Exhibit (l)	Not Applicable

Exhibit (m)	Not Applicable

Exhibit (n)	i	Consent of Independent Registered Public Accounting Firm – KPMG LLP **

	ii	Powers of Attorney – (included on signature page)
			Roger W. Crandall Michael T. Rollings Gregory Deavens Kathleen A. Corbet James H. DeGraffenreidt, Jr. Patricia Diaz Dennis Isabella D. Goren	Robert A. Essner Raymond W. LeBoeuf Cathy E. Minehan Marc F. Racicot Laura J. Sen William T. Spitz H. Todd Stitzer

Exhibit (o)	Not Applicable

Exhibit (p)	Not Applicable

Exhibit (q)	SEC Procedures Memorandum dated [ ], describing Massachusetts Mutual Life Insurance Company issuance, transfer, and redemption procedures for the Certificate **

*	filed herewith
**	to be filed by amendment

Item 27.	Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Kathleen A. Corbet, Director 49 Cross Ridge Road New Canaan, CT 06840	Cathy E. Minehan, Director 128 Beacon Street Boston, MA 02116	Jeffrey M. Leiden, Director 50 North Avenue Boston, MA 02210

Roger W. Crandall, Director, Chairman 1295 State Street B101 Springfield, MA 01111	Marc Racicot, Director 28013 Swan Cove Drive Bigfork, MT 59911	Mark T. Bertolini, Director 151 Farmington Avenue Hartford, CT 06156

James H. DeGraffenreidt, Jr., Director 1340 Smith Avenue Suite 200 Baltimore, MD 21209	Laura J. Sen, Director 90 Babcock Street Brookline, MA 02446

Patricia Diaz Dennis, Director 103 Devine Road San Antonio, TX 78212	William T. Spitz, Director 16 Wynstone Nashville, TN 37215

Robert A. Essner, Director 1301 Westway Drive Sarasota, FL 34236	H. Todd Stitzer, Director 1312 Casey Key Road Nokomis, FL 34275

Raymond W. LeBoeuf, Director 1590 Galleon Drive Naples, FL 34102-7716	Isabella D. Goren, Director 16228 Shadybank Drive Dallas, TX 75248

Officers of Massachusetts Mutual Life Insurance Company

Todd G. Picken, Corporate Vice President and Treasurer 1295 State Street Springfield, MA 01111	Gregory Deavens, Senior Vice President and Controller 1295 State Street Springfield, MA 01111

Roger W. Crandall, President and Chief Executive Office (principal executive officer) 1295 State Street B101 Springfield, MA 01111	Melvin Corbett, Executive Vice President and Chief Investment Officer 1295 State Street Springfield, MA 01111

Mark Roellig, Executive Vice President and General Counsel 1295 State Street Springfield, MA 01111	Pia Flanagan,, Vice President, Corporate Secretary & Assistant General Counsel 1295 State Street Springfield, MA 01111

Michael T. Rollings, Executive Vice President and Chief Financial Officer 1295 State Street Springfield, MA 01111	Debra Palermino, Executive Vice President 1295 State Street Springfield, MA 01111

Elaine A. Sarsynski, Executive Vice President 1295 State Street Springfield, MA 01111	Robert Casale, Executive Vice President & Chief Information Officer 1295 State Street Springfield, MA 01111

Michael Fanning, Executive Vice President 1295 State Street Springfield, MA 01111	Elizabeth Chicares, Executive Vice President & Chief Enterprise Risk Officer 1295 State Street Springfield, MA 01111

Douglas Russell, Senior Vice President 1295 State Street Springfield, MA 01111	Susan Cicco, Senior Vice President & Chief of Staff 1295 State Street Springfield, MA 01111

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole

owner of each subsidiary unless otherwise indicated.

A.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

2.	CML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

3.	CML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

4.	CML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for MassMutual.

5.	CML Re Finance LLC (December 19, 2008), a Delaware limited liability company formed for the purpose of holding interests in actively managed mortgage loans, near foreclosure mortgages and subsequently foreclosed properties.

6.	CML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

B.	MML Distributors, LLC (November 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual – 99% and MassMutual Holding LLC – 1%.)

C.	MassMutual Holding LLC (November 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

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1.	MML Investors Services, LLC (December 31, 1981), a Massachusetts limited liability company which operates as a securities broker-dealer and federally covered investment advisor.

a.	MML Insurance Agency, LLC (November 16, 1990), a Massachusetts limited liability company which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, (June 27, 2001) a Delaware limited liability company which is a federally covered investment adviser and licensed insurance agency. (MML Investors Services, LLC – 51% and Series Members – 49%)

2.	MML Management Corporation (October 14, 1968), a

    Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

a.	MassMutual International Holding MSC, Inc. (January 31, 2001), a Massachusetts corporation.

3.	MassMutual International LLC (February 19, 1996), a Delaware limited liability company which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International LLC is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.99% by MassMutual International LLC and .01% by MassMutual Holding LLC).

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent. (MassMutual Asia Limited owns 99.99% and MassMutual Services Limited owns .01%).

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2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.), Protective Capital (International) Limited and Keng Puang Tay (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited – 50%.)

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited - 50%.)

6.)	MassMutual Asia Investors Ltd., a Hong Kong company that provides investment advisory services. (wholly owned subsidiary of MassMutual Asia Limited)

b.	MassMutual Internacional (Chile) SpA, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International LLC – 99.93%; MassMutual Holding LLC - .07%; MassMutual Holding LLC)

c.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International LLC – 90.52%; MassMutual Asia Limited – 9.46%; and MassMutual Life Insurance Company - .02%).

4.	MassMutual Assignment Company (October 4, 2000), a North Carolina corporation which operated a structured settlement business.

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5.	MassMutual Capital Partners LLC (September 20, 2006), a Delaware single-member limited liability company. MassMutual Hold is currently inactive.

7.	MassMutual Ventures LLC (June 10, 2014), a Delaware limited liability company.

8.	Haven Life Insurance Agency, LLC (March 11, 2013), a Delaware corporation that will engage in insurance agency activities.

9.	MM Rothesay Holdco US LLC (September 24, 2013), a Delaware limited liability company that holds shares in Rothesay Holdco UK Limited.

10.	MM Asset Management Holding LLC, a Delaware limited liability company that acts as a holding company for certain asset managers.

a.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

1.)	Babson Capital Securities LLC (July 1, 1994), a Delaware limited liability company which operates as a securities broker-dealer.

2.)	Babson Capital Management (Japan) KK, formerly known as MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment adviser.

3.)	Babson Capital Management (Australia) Holding Company Pty Ltd. (October 12, 2009), an operating company that employs five or more mezzanine debt portfolio managers.

a.)	Babson Capital Management (Australia) Pty Ltd. (October 16, 2009), an asset manager for Australian institutional investors.

4.)	Babson Capital Guernsey Limited, an investment management company organized under the laws of Guernsey.

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a.)	Babson Capital Management (UK) Limited (formerly known as Babson Capital Europe Limited), an institutional debt-fund manager organized under the laws of England and Wales.

i.	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

ii.	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

iii.	Almack Mezzanine Fund II Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, serves as general partner of Almack Mezzanine II Leveraged LP, Almack Mezzanine II Unleveraged LP and Almack Mezzanine Founder II LP.

iv.	Almack Mezzanine GP III Limited, an English company that serves as general partner of Almack Mezzanine Investors III LP, Almack Mezzanine III LP and Almack Mezzanine Carry III LP, all the stock of which is owned by Babson Capital Management (UK) Limited.

v.	Babson Capital Global Advisors Limited (May 5, 2011), a company organized under the laws of England

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and Wales that operates as an institutional debt fund manager.

aa. BCGSS 2 GP LLP. No further information available at this time. (99.9% owned by Babson Capital Global Advisors Limited and 0.1% owned by Babson Capital Management (UK) Limited.)

vi.	Babson European Direct Lending 1 GP LLP (February 17, 2015), a limited liability partnership organized under the laws of England and Wales. (50% owned by Babson Capital Management (UK) Limited and 50% owned by Babson Capital Global Advisors Limited.)

5.)	Cornerstone Real Estate Advisers LLC (January 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.)	Cornerstone Real Estate Advisers Inc. (formerly, Babson Capital Management, Inc.), a Delaware corporation that holds a “corporation” real estate license.

b.)	Cornerstone Real Estate UK Holdings Limited (November 13, 2009), a holding company incorporated under the laws of England and Wales.

i.	Cornerstone Real Estate UK (No. 2) Limited (formerly, Peder Smedvig Protego Limited), a special purpose holding company.

ii.	Cornerstone Real Estate Advisers Europe Finance LLP (formerly, Protego Real Estate Investors Finance LLP), a London-based real estate investment management company. (99% owned by Cornerstone Real Estate UK Holdings Limited and 1%

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owned by Cornerstone Real Estate UK (No.2) Limited.)

iii.	Cornerstone Real Estate Advisers Europe LLP (formerly, Protego Real Estate Investors LLP), a London-based real estate investment management company. (99% owned by Cornerstone Real Estate UK Holdings Limited and 1% owned by Cornerstone Real Estate UK (No.2) Limited.)

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iv.	Cornerstone Real Estate Advisers GmbH (January 8, 2014), a German limited liability company that provides transaction and asset management services for all types of real estate and retail property, in addition to development and refurbishment services for office, retail, industrial and residential assets.

v.	CREAE AIFM LLP, a UK limited liability partnership. (99% owned by Cornerstone Real Estate UK Holdings Limited and 1% owned by Cornerstone Real Estate UK (No. 2) Limited.)

c.)	Cornerstone Real Estate Advisers Japan K.K. (February 18, 2013), a Japanese joint stock corporation formed to provide real estate investment advisory services, including the acquisition, disposition, and financing of equity and debt investments and the marketing of real estate investment vehicles.

6.)	Wood Creek Capital Management LLC, a Delaware limited liability company that acts as an investment adviser.

a.)	Wood Creek Index Company, LLC, a Delaware limited liability company that compiles, analyzes and periodically publishes returns data for selected investments.

7.)	Babson Capital Cornerstone Asia Limited (January 23, 2008) a Hong Kong company that is applying to become a Hong Kong licensed investment firm regulated by the Securities and Futures Commission.

8.)	Babson Capital Finance LLC (December 12, 2012), a Delaware limited liability company formed to invest in securities of U.S. middle market companies.

a.)	BCF Europe Funding Limited (August 27, 2013), a company formed in the Republic of Ireland to invest in securities.

b.)	BCF Senior Funding I LLC (August 28, 2013), a limited liability company formed under the laws of the State of Delaware to invest in securities.

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b.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies. (MM Asset Management Holding LLC – 95.826%).

1.)	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which is registered as an investment adviser and operates as the sub-adviser to the Oppenheimer Funds.

a.	OFI Global Asset Management, Inc. (May 8, 1978), a Delaware corporation which is registered as an investment adviser and transfer agent and operates as an investment adviser and transfer agent to the Oppenheimer funds.

b.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which is registered as a broker-dealer and operates as a broker-dealer and general distributor of the Oppenheimer funds.

c.)	Oppenheimer Real Asset Management, Inc. (December 22, 1988), a Delaware corporation that currently has no operations.

d.)	OFI SteelPath, Inc. (November 20, 2012), a Delaware corporation which is registered as an investment adviser and operates as an investment adviser to certain Oppenheimer funds, private funds and accounts that invests in concentrated portfolios of energy infrastructure master limited partnerships.

e.)	Shareholder Services, Inc. (September 16, 1987), a Colorado corporation doing business as OppenheimerFunds Services which is registered as a transfer agent and operates as a sub-transfer agent to the Oppenheimer funds.

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f.)	OFI Private Investments Inc. (March 20, 2000), a New York corporation which is registered as an investment adviser and operates as the Program Manager for several states’ 529 college savings and prepaid tuition plans.

g.)	OFI Global Institutional Inc. (Nov. 20, 2000), a New York corporation which is registered as an investment adviser and provides investment advisory services to individual accounts, pension plans, mutual funds, insurance company separate accounts, private funds, public funds and corporations.

i.	Trinity Investment Management Corporation (November 1, 1974), a Pennsylvania corporation that currently has no operations.

ii.	OFI Global Trust Company (February 4, 1988), a New York trust company which operates as an investment manager and trustee of collective investment trusts offered to qualified trusts and governmental trusts.

iii.	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which is registered as an investment adviser and provides investment advisory services to private, structured investment products.

2.)	Tremont Group Holdings, Inc. (previously, Tremont Capital Management, Inc.) (June 18, 1987), a New York-based investment services provider which specializes in hedge funds.

a.)	Tremont (Bermuda), Limited, a Bermuda-based investment adviser.

b.)	Tremont Partners, Inc. (1984) a Connecticut corporation that is an investment adviser.

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c.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds; this entity is currently de-registered and awaiting dissolution.

d.)	Tremont GP, Inc., a Delaware corporation.

i.	Settlement Agent LLC, a Delaware limited liability company that acts as an agent.

c.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

1.)	MassMutual Holdings (Bermuda) Limited, a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

a.)	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts an investment manager/adviser.

i.	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

ii.	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

iii.	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

iv.	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts

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as a service company which supports all the BAM Group operating companies within the UK.

v.	Baring Investments (UK) Limited (September 5, 2014), a company incorporated under the laws of England and Wales that acts as an asset holding company.

vi.	Baring International Investment Management Holdings (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

aa.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i.	Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ii.	Baring France SAS (July 24,1997), a company incorporated under the laws of France that handles distribution and client services for qualified investors.

iii.	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of

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BAM Irish Collective Investment Schemes and Funds.

iv.	Baring SICE (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

v.	Baring Asset Management Switzerland Sàrl (December 18, 2013), an operating company established under the laws of Switzerland.

vi.	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

aaa.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

i)	Baring Asset Management Korea Limited, a regulated Korean company that engages in the business of asset management, business administration and investment advisory service.

bbb.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda under that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

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ccc.)	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

ddd.)	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser under the laws of Australia.

2.)	Baring North America LLC (formerly known as Baring Asset Management LLC) (September 28, 1967), a Massachusetts corporation that provides client services to investors.

D.	The MassMutual Trust Company (January 12, 2000), a federally chartered stock savings bank which performs trust services.

E.	MML Private Placement Investment Company I, LLC (May 15, 2007), a Delaware limited liability.

F.	MML Private Equity Fund Investor LLC (December 6, 2006), a Delaware limited liability company that acts as a blocker entity for MassMutual and holds private equity fund investments.

G.	MM Private Equity Intercontinental LLC (September 24, 2013), a Delaware limited liability company that invests in certain private equity funds.

H.	MML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for MassMutual.

I.	MML Mezzanine Investor II, LLC (March 13, 2008), a Delaware limited liability company that acts as a blocker entity for MassMutual.

J.	MMC Equipment Finance LLC (January 27, 2007), a Delaware limited liability company established to engage primarily in equipment finance and leasing activities.

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1.	MassMutual Asset Finance LLC (formerly known as Winmark Equipment Finance, LLC) is an equipment financing company which provides collateralized lending, financing and leasing services nationwide (owned 99.61% by MMC Equipment Finance LLC and .39% by C.M. Life Insurance Company).

a.	MMAF Equipment Finance LLC 2009-A (November 13, 2009), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

b.	MMAF Equipment Finance LLC 2011-A (June 21, 2011), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

K.	Invicta Advisors LLC (April 12, 2006), a Delaware limited liability company that will serve as the management entity of Invicta Credit LLC.

L.	MML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

M.	MML Re Finance LLC (December 19, 2008), a Delaware limited liability company formed for the purpose of holding interests in actively managed mortgage loans, near foreclosure mortgages and subsequently foreclosed properties.

N.	WP-SC, LLC (March 10, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure. MassMutual holds an 81.39% interest and C.M. Life holds an 18.61% interest.

O.	MSP-SC, LLC (August 4, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure.

P.	Country Club Office Plaza LLC (December 4, 2009), a Delaware limited liability company formed to take title to a property. (MassMutual is the managing member with an 88.06% ownership interest and C.M. Life Insurance Company holds an 11.94% ownership interest.)

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Q.	MML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for MassMutual.

R.	MassMutual External Benefits Group LLC (September 23, 2010), a Delaware limited liability company created to satisfy a professional employer organization’s tax reporting needs.

S.	Jefferies Finance LLC (July 26, 2004), a Delaware commercial finance company lending secured and unsecured loans to middle market and growing companies. (MassMutual Holding LLC holds 45% ownership interest; Babson Capital Management LLC holds 5% ownership interest; and Jefferies Group, Inc. holds 50% ownership interest.)

T.	MSC Holding Company, LLC (January 18, 2012), a Delaware limited liability company that acts as a holding company for certain MassMutual entities.

1.	MassMutual Holding MSC, Inc. (December 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

U.	Berkshire Way LLC (June 14 2012), a Delaware limited liability company that was formed to invest in emerging market securities on behalf of MassMutual.

V.	MassMutual Retirement Services, LLC (December 5, 2007), a Delaware limited liability company engaged in the business of providing administrative services to retirement plans.

W.	Fern Street LLC (April 11, 2013), a Delaware limited liability company that was formed to invest in emerging market equity to be managed by OppenheimerFunds, Inc.

X.	MML Strategic Distributors, LLC (June 7, 2013), a Delaware limited liability company that is licensed to act as a broker-dealer.

Y.	MML Investment Advisers, LLC (September 24, 2013), a Delaware limited liability company which operates as a federally covered investment adviser.

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Z.	Pioneers Gate LLC (October 27, 2014), a Delaware limited liability company that was formed to invest in asset-backed securities on behalf of MassMutual.

AA.	MML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

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The following are investment-related and/or special purpose entities of Babson Capital Management LLC (“Babson”). These entities are all domiciled in the State of Delaware.

1.	Babson Capital Core Fixed Income Management LLC

2.	Babson Capital Floating Rate Income Fund Management LLC

3.	Babson Capital Total Return Management LLC

4.	Babson Investment Grade CLO Debt Management LLC

5.	Benton Street Advisors, Inc.

6.	Great Lakes III GP, LLC

7.	Loan Strategies Management LLC

8.	Mezzco Australia LLC

9.	Mezzco Australia II LLC

10.	Mezzco LLC

11.	Mezzco II LLC

12.	Mezzco III LLC

13.	Mezzco IV LLC

14.	SDCOS Management LLC

15.	Somerset Special Opportunities Management LLC

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The following are investment-related entities of Wood Creek Capital Management LLC (“Wood Creek”).

1.	Alchemy Copyrights, LLC

2.	Milestone Acquisition Holding, LLC

3.	Red Lake Ventures, LLC

4.	Sweet Tree Holdings 1, LLC.

5.	Teaktree Acquisition, LLC

6.	U.S. WIG Holdings, LP

7.	US Pharmaceutical Holdings I, LLC

8.	WC Aircraft Holdings US II, LLC

9.	Wood Creek Aircraft Holding I, LP

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The following companies are not considered subsidiary companies of Massachusetts Mutual Life Insurance Company (“MassMutual”) however MassMutual or its subsidiaries hold at least 20% ownership of the voting rights or capital of the companies below.

BABSON MEZZANINE REALTY MANAGEMENT II LLC - Incorporated on November 21, 2007, a Delaware limited liability company that is the general partner of Babson Mezzanine Realty Investors II LP. Cornerstone Real Estate Advisers LLC holds 100% of the ownership interest in this company.

CCM FUND I GP LLC - A Delaware limited liability company formed on January 13, 2010 that is the general partner of Cornerstone Core Mortgage Fund I LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CCM VENTURE I GP LLC - A Delaware limited liability company formed on January 14, 2010 that is the general partner of Cornerstone Core Mortgage Venture I LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CEMF I GP LLC - A Delaware limited liability company formed on September 21, 2010 which is the general partner of Cornerstone Enhanced Mortgage Fund I LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

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CHY VENTURE GP LLC - A Delaware limited liability company formed on October 18, 2013 which is the general partner of Cornerstone High Yield Venture LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CORNERSTONE APARTMENT VENTURE III LLC - A Delaware limited liability company formed on October 25, 2006 that acts as an investment vehicle for institutional investors to acquire interest in a portfolio. Cornerstone Real Estate Advisers LLC acts as the managing member of the company.

CORNERSTONE HOTEL FUND GP LLC - A Delaware limited liability company formed on October 15, 2007 which is the general partner of Cornerstone Hotel Income and Equity Fund II LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CORNERSTONE /LAZ PARKING FUND GP LLC - A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone/LAZ Parking Fund LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CORNERSTONE PATRIOT FUND GP, LLC - A Delaware limited liability company formed on September 13, 2006 which is the general partner of Cornerstone Patriot Fund LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

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CREF VIII GP LLC - A Delaware limited liability company formed on July 30, 2008 which is the general partner of Cornerstone Real Estate Fund VIII LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CREF X GP LLC - A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone Real Estate Fund X LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

HANOVER/BABSON EQUITY INVESTORS MANAGER, LLC - Incorporated on September 22, 2004, a Delaware limited liability company that is the managing member of Hanover Babson Equity Investors LLC. Cornerstone Real Estate Advisers LLC holds 50% of the ownership interest in this company.

HANOVER PREFERRED FACILITY MANAGER LLC - Incorporated on December 2, 2007, a Delaware limited liability company that is the general partner of Hanover Preferred Facility LLC. Cornerstone Real Estate Advisers LLC holds 50% of the ownership interest in this company.

KAMAKURA LP - A Cayman Islands exempted limited partnership, incorporated on February 26, 2010. MassMutual Life Insurance Company (Japan) owns 100% of the limited partnership assets.

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MML SERIES INVESTMENT FUND - A Massachusetts business trust that operates as an-open end management investment company.

MML SERIES INVESTMENT FUND II - A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL PREMIER FUNDS - A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL SELECT FUNDS - A Massachusetts business trust that operates as an open-end management investment company.

NOVATION CO. INC. - Real estate investment company. Interest is 21.05%.

OX BODIES, INC. - Manufacturer of truck bodies and mining machinery. Interest is 26%.

SBNP SIA LLC - A Delaware limited liability company formed on August 20, 2013 in connection with an Annuity Contract Separate Investment Account and is 1% owned by Cornerstone Real Estate Advisers LLC and 99% by Massachusetts Mutual Life Insurance Company.

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II.	REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

●	MassMutual Premier Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
●	MML Series Investment Fund, a Massachusetts business trust that operates as a management investment company. All shares issued by the Trust are owned by MassMutual and certain of its affiliates.
●	MassMutual Select Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
●	Babson Capital Participation Investors, Massachusetts business trust which operates as a closed-end investment company.
●	Babson Capital Corporate Investors (f/k/a MassMutual corporate Investors), a Massachusetts business trust which operates as a closed-end investment company.
●	Babson Capital Global Short-Duration High Yield Fund, a Massachusetts business trust which operates as a closed-end investment company.
●	Babson Capital Funds Trust, a Massachusetts business trust which operates as an open-end management investment company.
●	Boston Global Floating Rate Fund
●	Boston Global Credit Income Opportunities Fund
●	Babson Active Short Duration Bond Fund
●	Babson Total Return Bond Fund
●	Babson Emerging Markets Debt Blended Total Return Fund
●	Babson Emerging Markets Local Currency Debt Fund
●	Babson Global High Yield Fund
●	Babson U.S. High Yield Fund
●	MML Series Investment Fund II, a Massachusetts business trust that operates as a management investment company. All shares issued by MML Series Investment Fund II are owned by MassMutual and certain of its affiliates.
●	Oppenheimer Capital Appreciation Fund
●	Oppenheimer Capital Income Fund
●	Oppenheimer Cash Reserves
●	Oppenheimer Commodity Strategy Total Return Fund
●	Oppenheimer Corporate Bond Fund
●	Oppenheimer Developing Markets Fund
●	Oppenheimer Discovery Fund
●	Oppenheimer Discovery Mid Cap Growth Fund
●	Oppenheimer Dividend Opportunity Fund
●	Oppenheimer Emerging Markets Innovators Fund
●	Oppenheimer Emerging Markets Local Debt Fund
●	Opportunity Equity Fund
●	Oppenheimer Equity Income Fund
●	Oppenheimer Global Fund
●	Oppenheimer Global High Yield Fund

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●	Oppenheimer Global Multi-Alternatives Fund
●	Oppenheimer Global Multi-Asset Income Fund
●	Oppenheimer Global Multi Strategies Fund
●	Oppenheimer Global Opportunities fund
●	Oppenheimer Global Strategic Income fund
●	Oppenheimer Global Real Estate Fund
●	Oppenheimer Global Value Fund

●	Oppenheimer Gold & Special Minerals Fund
●	Oppenheimer Institutional Money Market Fund
●	Oppenheimer Integrity Fund
●	Oppenheimer Core Bond Fund
●	Oppenheimer International Bond Fund
●	Oppenheimer International Diversified Fund
●	Oppenheimer International Growth Fund
●	Oppenheimer International Small Company Fund
●	Oppenheimer International Value Fund
●	Oppenheimer Limited-Term Bond Fund
●	Oppenheimer Limited-Term Government Fund
●	Oppenheimer Main Street Funds®
●	Oppenheimer Main Street Fund®
●	Oppenheimer Main Street Select Fund®
●	Oppenheimer Main Street Small Cap Fund®
●	Oppenheimer Main Street Mid-Cap Fund
●	Oppenheimer Master Event-Linked Bond Fund, LLC
●	Oppenheimer Master Inflation Protected Securities Fund, LLC
●	Oppenheimer Master International Value Fund, LLC
●	Oppenheimer Master Loan Fund, LLC
●	Oppenheimer Money Market Fund
●	Oppenheimer Multi-State Municipal Trust
●	Oppenheimer Rochester New Jersey Municipal Fund
●	Oppenheimer Rochester Pennsylvania Municipal Fund
●	Oppenheimer Rochester High Yield Municipal Fund
●	Oppenheimer Municipal Fund
●	Oppenheimer Rochester Limited Term Municipal Fund
●	Oppenheimer Portfolio Series
●	Active Allocation Fund

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●	Conservative Investor Fund
●	Equity Investor Fund
●	Moderate Investor Fund
●	Oppenheimer Quest For Value Funds
●	Oppenheimer Fundamental Alternatives Fund
●	Oppenheimer Global Allocation Fund
●	Oppenheimer Mid-Cap Value Fund
●	Oppenheimer Real Estate Fund
●	Oppenheimer Rising Dividends Fund
●	Oppenheimer Rochester AMT-Free Municipal Fund
●	Oppenheimer Rochester AMT-Free New York Municipal Fund
●	Oppenheimer Rochester Arizona Municipal Fund
●	Oppenheimer Rochester California Municipal Fund
●	Oppenheimer Rochester Fund Municipals
●	Oppenheimer Rochester Intermediate Term Municipal Fund
●	Oppenheimer Rochester Limited Term California Municipal Fund
●	Oppenheimer Limited Term Municipal Fund
●	Oppenheimer Rochester Maryland Municipal Fund
●	Oppenheimer Rochester Massachusetts Municipal Fund
●	Oppenheimer Rochester Michigan Municipal Fund
●	Oppenheimer Rochester Minnesota Municipal Fund
●	Oppenheimer Rochester North Carolina Municipal Fund
●	Oppenheimer Rochester Ohio Municipal Fund
●	Oppenheimer Rochester Short Term Municipal Fund
●	Oppenheimer Rochester Virginia Municipal Fund
●	Oppenheimer Senior Floating Rate Fund
●	Oppenheimer Senior Floating Rate Plus Fund
●	Oppenheimer Series Fund
●	Oppenheimer Value Fund
●	Oppenheimer SteelPath Master MLP Fund, LLC
●	Oppenheimer SteelPath MLP Funds Trust (consisting of the following 4 series):
●	Oppenheimer SteelPath MLP Alpha Fund
●	Oppenheimer SteelPath MLP Alpha Plus Fund
●	Oppenheimer SteelPath MLP Income Fund
●	Oppenheimer SteelPath MLP Select 40 Fund

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●	Oppenheimer Ultra-Short Duration Fund
●	Oppenheimer Variable Account Funds
●	Oppenheimer Capital Appreciation Fund/VA

●	Oppenheimer Conservative Balanced Fund/VA
●	Oppenheimer Core Bond Fund/VA
●	Oppenheimer Discovery Mid Cap Growth Fund/VA
●	Oppenheimer Equity Income Fund/VA
●	Oppenheimer Global Fund/VA
●	Oppenheimer Global Multi-Alternative Fund/VA
●	Oppenheimer Global Strategic Income Fund/VA
●	Oppenheimer Main Street Fund/VA
●	Oppenheimer Main Street Small Cap Fund/VA
●	Oppenheimer Money Fund/VA
●	Oppenheimer International Growth Fund/VA
●	Rochester Portfolio Series
●	Oppenheimer Rochester Limited Term New York Municipal Fund
●	Tennenbaum Opportunities Fund V, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)
●	Special Value Opportunities Fund, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)
●	TCP Capital Corp (f/k/a Special Value Continuation Fund, LLC) (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)
●	Special Value Continuation Fund, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)
●	Tennenbaum Opportunities Partners V, LP (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

III Cayman Island Exempt Limited Liability Companies, wholly owned by entities that re not themselves SEC registered funds. Each SEC registered fund parent may invest up to 25% of its total assets in its respective Cayman Fund Subsidiary. OFI Global serves as the Investment Advisor and PFI serves as the Subadvisor:

a.	RAF Fund Ltd.

(a wholly owned subsidiary of Oppenheimer Commodity Strategy Total Return Fund)

b.	Oppenheimer Capital Income Fund (Cayman) Ltd.

c.	Oppenheimer Currency Opportunities Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Currency Opportunities Fund)

d.	Oppenheimer Diversified Alternatives Fund/VA (Cayman) Ltd.

e.	Oppenheimer Flexible Strategies Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Flexible Strategies Fund)

f.	Oppenheimer Global Allocation Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Allocation Fund)

g.	Oppenheimer Global Multi Strategies Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Multi Strategies Fund)

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h.	Oppenheimer Global Strategic Income Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund)

i.	Oppenheimer Global Strategic Income Fund/VA (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund/VA)

j.	Oppenheimer Gold and Special Minerals Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Gold & Special Minerals Fund)

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Item 29.	Indemnification

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

ARTICLE V. of the By-laws of MassMutual provides for indemnification of directors and officers as follows:

ARTICLE V.

INDEMNIFICATION

Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;
(b)	any individual who serves at the request of the Company as a director, board member, committee member, partner, trustee, officer or employee of any foreign or domestic organization or any separate investment account; or
(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any threatened, pending or completed action, claim, suit, investigation or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened to be involved, by reason of any alleged act, omission or otherwise while serving in any such capacity, whether such action, claim, suit, investigation or proceeding is civil, criminal, administrative, arbitrative, or investigative and/or formal or informal in nature. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;
(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and
(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his or her delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any such paragraph. The termination of any action, claim, suit, investigation or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of the Company.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.”

To provide certainty and more clarification regarding the indemnification provisions of the Bylaws set forth above, MassMutual has entered into indemnification agreements with each of its directors, and with each of its officers who serve as a director of a subsidiary of MassMutual, (a “Director”). Pursuant to the Agreements, MassMutual agrees to indemnify a Director, to the extent legally permissible, against (a) all expenses, judgments, fines and settlements (“Costs”), liabilities, and penalties paid in connection with a proceeding involving the Director because he or she is a director if the Director (i) acted in good faith, (ii) reasonably believed the conduct was in the Company’s best interests; (iii) had no reasonable cause to believe the conduct was unlawful (in a criminal proceeding); and, (iv) engaged in conduct for which the Director shall not be liable under MassMutual’s Charter or By-Laws. MassMutual further agrees to indemnify a Director, to the extent permitted by law, against all Costs paid in connection with any proceeding (i) unless the Director breached a duty of loyalty, (ii) except for liability for acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, (iii) except for liability under Section 6.40 of Chapter 156D of Massachusetts Business Corporation Act (“MBCA”), or (iv) except for liability related to any transaction from which the Director derived an improper benefit. MassMutual will also indemnify a Director, to the fullest extent authorized by the MBCA, against all expenses to the extent the Director has been successful on the merits or in defense of any proceeding. If any court determines that despite an adjudication of liability to MassMutual or its subsidiary that the Director is entitled to indemnification, MassMutual will indemnify the Director to the extent permitted by law. Subject to the Director’s obligation to pay MassMutual in the event that the Director is not entitled to indemnification, MassMutual will pay the expenses of the Director prior to a final determination as to whether the Director is entitled to indemnification.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriters

(a) MML Investors Services, LLC (“MMLIS”) serves as principal underwriter of the contracts/policies sold by its registered representatives, and MML Distributors, LLC (“MML Distributors”) serves as principal underwriter of the contracts/policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

MML Distributors and MMLIS, either jointly or individually, act as principal underwriters for:

Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, Panorama Separate Account, Connecticut Mutual Variable Life Separate Account I, MML Bay State Variable Life Separate Account I, MML Bay State Variable Annuity Separate Account 1, Panorama Plus Separate Account, C.M. Multi-Account A, C.M. Life Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II, MassMutual Premier Funds, MassMutual Select Funds, and certain series of the MML Series Investment Fund and MML Series Investment Fund II.

MML Distributors also acts as principal underwriter for certain contracts/policies that utilize the following registered separate accounts of the Hartford Insurance Company:

Hartford Life Insurance Company – Separate Account Two

Hartford Life Insurance Company – Separate Account Two (DC Variable Account I)

Hartford Life Insurance Company – Separate Account Two (DC Variable Account II)

Hartford Life Insurance Company – Separate Account Two (QP Variable Account)

Hartford Life Insurance Company – Separate Account Two (NQ Variable Account)

Hartford Life Insurance Company – Separate Account Eleven

Hartford Life Insurance Company – Separate Account Twelve

(b) MML Distributors and MMLIS are the principal underwriters for the policies. The following people are officers and member representatives of MML Distributors and officers and directors of MMLIS:

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Positions and Offices	Principal Business Address

Elaine A. Sarsynski	Chief Executive Officer and President	*

Carolyn Salwen	Chief Financial Officer and Treasurer	**

Michael Fanning	Member Representative MassMutual Holding LLC, Member Representative Massachusetts Mutual Life Insurance Company Insurance Operations Supervisor	*

Robert S. Rosenthal	Vice President Chief Legal Officer Secretary	*

Kevin LaComb	Assistant Treasurer	*

Edward K. Duch, III	Assistant Secretary	*

Jennifer Dupuis-Krause	Assistant Secretary	*

Barbara Upton	Assistant Vice President and Continuing Education Officer	**

Cindy Belmore	Chief Compliance Officer	**

Stephen Alibozek	Entity Contracting Officer	*

Brian Haendiges	Vice President	**

Donna Watson	Assistant Treasurer	**

Bruce C. Frisbie	Assistant Treasurer	*

Todd Picken	Assistant Treasurer	*

Todd Cyboron	Chief Technology Officer	*

H. Bradford Hoffman	Chief Risk Officer	*

Eric Wietsma	Vice President	**

Mario Morton	Registration Manager	*

Richard Byrne	Worksite Product Distribution Officer	**

* 1295 State Street, Springfield, MA 01111-0001

** 100 Bright Meadow Boulevard, Enfield, CT 06082-1981

OFFICERS AND DIRECTORS OF MML INVESTORS SERVICES, LLC

Name	Positions and Offices	Principal Business Address
Michael Fanning	Chairman of the Board & Chief Executive Officer	*

John Vaccaro	President, Agency Field Force Supervisor, Board Member	*

William F. Monroe, Jr.	Vice President, Chief Operating Officer, Registered Operations Principal	*

Nathan Hall	Chief Financial Officer, Treasurer and Assistant Vice President	*

Todd Cyboron	Chief Technology Officer	*

Christine Frederick	Chief Compliance Officer and AML Compliance Officer	*

Susan Scanlon	Deputy Chief Compliance Officer	**

James Puhala	Deputy Chief Compliance Officer	*

Mark Viviano	Co-Chief Operations Officer and Assistant Vice President and CRIA Operations Supervisor	**

Mark Larose	Co-Chief Operations Officer and Assistant Vice President, Registration Manager and Call Center Supervisor	*

Kenneth M. Rickson	Field Risk Officer	*

Robert S. Rosenthal	Chief Legal Officer, Vice President, Associate General Counsel and Secretary	*

Douglas Russell	Vice President	*

Wendy Benson	Vice President	*

Mathew Verdi	Assistant Vice President, Due Diligence Supervisor	*

Mary S. Block	Vice President and Assistant Secretary	*

Edward K. Duch, III	Assistant Secretary	*

Jennifer L. Dupuis-Krause	Assistant Secretary	*

Bruce C. Frisbie	Assistant Treasurer	**

Kevin LaComb	Assistant Treasurer	*

Todd Picken	Assistant Treasurer	*

Kristin Costanzo	Assistant Treasurer	*

Kathy Rogers	Continuing Education Officer	*

Joseph Sparacio	Senior Regional Vice President	9830 E. Granite Peak Trail Scottsdale, AZ 85262

Michael St. Clair	Senior Regional Vice President	*

Richard Bourgeois	Vice President	*

Francine Reipold	Vice President	*

Mario Morton	Assistant Vice President and Registration Manager	*

Anthony Frogameni	Chief Privacy Officer, Assistant Vice President	*

Elaine Gruet	Assistant Vice President	*

Delphine Soucie	Assistant Vice President	*

David Cove	Regional Assistant Vice President	*

Kevin DeGray	Regional Assistant Vice President	*

Nicholas DeLuca	Regional Assistant Vice President	***

David Hardy	Regional Assistant Vice President	*

Donald Helmes	Regional Assistant Vice President	*

Courtney Munoz	Regional Assistant Vice President	*

Jack Yvon	Regional Assistant Vice President	*

Michael Rollings	Director	*

Elizabeth A Ward	Director	*

Elaine Sarsynski	Retirement Services Supervisor	*

Richard Zayieck	National Sales Supervisor	*

Michele White	Insurance Operations Supervisor	***

Dana Tatro	Variable Annuity Product Distribution Officer	*

Craig Waddington	Variable Life Product Distribution Officer	*

Richard Byrne	Worksite Product Distribution Officer	*

*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981
***	1101 North Black Canyon Highway PH30, Phoenix, AZ 85209

(c)	Compensation From the Registrant

For information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year, refer to the “Underwriters” section of the Statement of Additional Information.

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

REPRESENTATION UNDER SECTION 26(f)(2 (A) OF

THE INVESTMENT COMPANY ACT OF 1940

With respect to the policy described in this Registration Statement, Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the Group Flexible Premium Variable Adjustable Life Insurance Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Massachusetts Mutual Variable Life Separate Account I, has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Springfield, Commonwealth of Massachusetts, on the 17th day of August, 2015.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I (Registrant)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:
/s/ ROGER W. CRANDALL
Roger W. Crandall
President and Chief Executive Officer
(principal executive officer)
Massachusetts Mutual Life Insurance Company

As required by the Securities Act of 1933 and the Investment Company Act of 1940 (together referred to as the “Acts”), this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes and appoints Mark Roellig, Executive Vice President and General Counsel of Massachusetts Mutual Life Insurance Company (“MassMutual”) and John E. Deitelbaum, Senior Vice President and Deputy General Counsel of MassMutual (collectively referred to hereafter as “Attorneys”) and each of them individually, such person’s true and lawful attorneys and agents with full power and authority to take any action and execute all instruments they deem necessary or advisable to enable MassMutual and its separate account, Massachusetts Mutual Variable Life Separate Account I, to comply with the Acts and any rule, regulation or order or other requirement of the Securities and Exchange Commission, including authority to sign for such person and in such person’s name and capacity as indicated below any and all amendments to this Initial Registration Statement on Form N-6 for the group variable universal life insurance policy File No. 333-[to be determined], hereby ratifying such person’s signature as it may be signed by said Attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature*	Title	Date

/s/ ROGER W. CRANDALL	Director and Chief Executive Officer	August 17, 2015
Roger W. Crandall	(principal executive officer)

/s/ MICHAEL T. ROLLINGS	Chief Financial Officer	August 17, 2015
Michael T. Rollings	(principal financial officer)

/s/ GREGORY DEAVENS	Controller	August17, 2015
Gregory Deavens	(principal accounting officer)

/s/ KATHLEEN A. CORBET	Director	August 17, 2015
Kathleen A. Corbet

/s/ JAMES H. DEGRAFFENREIDT, JR.	Director	August 17, 2015
James H. DeGraffenreidt, Jr.

/s/ PATRICIA DIAZ DENNIS	Director	August 17, 2015
Patricia Diaz Dennis

/s/ ROBERT A. ESSNER	Director	August 17, 2015
Robert A. Essner

/s/ ISABELLA D. GOREN	Director	August 17, 2015
Isabella D. Goren

/s/ RAYMOND W. LEBOEUF	Director	August 17, 2015
Raymond W. LeBoeuf

/s/ CATHY E. MINEHAN	Director	August 17, 2015
Cathy E. Minehan

/s/ MARC F. RACICOT	Director	August 17, 2015
Marc F. Racicot

/s/ LAURA J. SEN	Director	August 17, 2015
Laura J. Sen

/s/ WILLIAM T. SPITZ	Director	August 17, 2015
William T. Spitz

/s/ H. TODD STITZER	Director	August 17, 2015
H. Todd Stitzer

* MAJORITY OF DIRECTORS

INDEX TO EXHIBITS

Item 26.	Exhibits

Exhibit (d)	i.	Form of Group Flexible Premium Variable Adjustable Life Insurance Policy

	ii.	Form of Group Flexible Premium Variable Adjustable Life Insurance Certificate

	iii.	Accelerated Benefits For Terminal Illness Rider

	iv.	Accidental Death Benefit Rider

	v.	Children’s Level Term Insurance Rider

	vi.	Overloan Protection Rider

	vii.	Spouse Level Term Life Insurance Rider

	viii.	Waiver of Monthly Charges Rider

Exhibit (e)	i.	Group Flexible Premium Variable Adjustable Life Insurance –Employer Master Application & Temporary Life Insurance Agreement

	ii.	Group Flexible Premium Variable Adjustable Life Insurance Policy – Employee Application

	iii.	Group Flexible Premium Variable Adjustable Life Insurance Policy – Insurance Enrollment Form

Exhibit (h)	i.	Participation, Selling, Servicing Agreements:

		b.	Ivy Funds

– Services Agreement dated October 25, 2012

● Amendment No. 1 effective April 1, 2014 to Services Agreement

		c.	MML Funds

● MML Series Investment Fund - Seventh Amendment dated August 11, 2015 to Fund Participation Agreement

		d.	MML II Funds

● MML Series Investment Fund II - Ninth Amendment dated August 11, 2015 to Fund Participation Agreement

Exhibit (n)	ii.	Powers of Attorney – included on Signature page